UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
Amendment No. 3
(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                        to
Commission file number 000-56191
ParcelPal Technology Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5, Canada
(Address of principal executive offices)
Rich Wheeless
(e) rich@parcelpal.com (t) +1 778 819 1720
190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares
*Not for trading, but only in connection with the registration of American Depositary Shares. Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the registration statement.
The number of outstanding Common Shares of the issuer as at September 30, 2020, was 94,869,909.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐ No  ☐
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☐ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☐ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐ No  ☐

Explanatory Note
On August 4, 2020, ParcelPal Technology Inc. filed this Registration Statement on Form 20-F for year ended December 31, 2019 (the “Registration Statement”), as amended on September 14, 2020 and October 8, 2020. ParcelPal Technology Inc. is filing this Amendment Number 3 to the Registration Statement, as amended, to further amend Items 3, 4, 5, 8, 15 and 19 in the Registration Statement in response to certain comments raised by the staff of the Securities and Exchange Commission. In addition, the Company is refiling its financial statements for the year ended December 31, 2019, included herein, and as Exhibit 15.1 hereto, and related management discussion and analysis attached hereto as Exhibit 15.2 and as concurrently filed on Sedar with the Canadian Securities Administrators. A change to the annual consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 amends the initial measurement and presentation of the Company’s right-of-use assets and lease liabilities. As a result of the restatement, the Company’s net loss increased by $112,284 to $4,610,512 for the year ended December 31, 2019 and decreased by $154,077 and $2,037 for the years ended December 31, 2018 and 2017 to a net loss of $3,664,376 and $1,438,438 respectively.
Except for checking the emerging growth company box on the cover page, and certain changes to Items 3, 4, 5, 8, 15 and 19, this Amendment Number 3 does not further amend the Registration Statement, nor does it modify or update those disclosures affected by subsequent events or discoveries.

i

FORWARD-LOOKING STATEMENTS
This Registration Statement on Form 20-F includes forward-looking statements, which involve a number of risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intend,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “predict,” “potential,” “continue,” “likely,” or “opportunity,” the negative of these words or other similar words. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects and other statements that are not historical facts are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in “Business Overview” and “Operating and Financial Review and Prospects” in this Registration Statement on Form 20-F. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. These risks and uncertainties include, without limitation, those discussed in “Risk Factors” and in “Operating and Financial Review and Prospects” of this Registration Statement on Form 20-F. In addition, past financial or operating performance is not necessarily a reliable indicator of future performance, and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to update publicly or revise our forward-looking statements to reflect events or circumstances that arise after the filing of this Registration Statement on Form 20-F.
In this Registration Statement on Form 20-F, “ParcelPal,” “Company,” “we,” “us” and “our” refer to ParcelPal Technology Inc., unless the context otherwise provides.
IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER
Upon the effectiveness of this Registration Statement, we will report under the Exchange Act as a non-U.S. company with foreign private issuer (“FPI”) status. So long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Securities Exchange Act of 1934 (the “Exchange Act”) regulating the solicitation of proxies in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.
We may take advantage of these exemptions until such time as we are no longer an FPI. We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.
Emerging Growth Company
According to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we could qualify as an emerging growth company at the time we first submitted this registration statement on Form 20-F to the SEC. Accordingly, we would be eligible to comply with reduced disclosure requirements applicable to emerging growth companies for up to five years or such earlier time that we would no longer be an emerging growth company. We would cease to be an emerging growth company if we had $1.07 billion in annual gross revenues or more, more than $700 million in market value of the common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. These reduced disclosure requirements and exemptions would include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
•	to the extent that we no longer qualify as a foreign private issuer (“FPI”), reduced disclosure obligations regarding executive compensation in this registration statement; and
•
an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements for this registration statement.

However, even though we qualify as an emerging growth company, we have determined not to avail ourselves of these scaled disclosure requirements at this time and to instead comply with the foreign private issuer rules which are set forth in above.

PART I
Item 1.	Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”
B. Advisers
Our principal legal adviser is Rimôn P.C., 245 Park Avenue, 39th Floor, New York, NY 10167.
C. Auditors
Our auditors for the years 2017, 2018 and 2019 were Dale Matheson Carr-Hilton Labonte LLP.
Item 2.	Offer Statistics and Expected Timetable
Item 2 details are not required to be disclosed as part of the Registration Statement.
Item 3.	Key Information
A. Selected financial data
The selected financial data have been derived from the financial statements of the Company for and as of the years ended December 31, 2019, 2018, and 2017 included in this Registration Statement. The selected financial statements for the interim periods ended September 30, 2020, September 30, 2019, March 31, 2020, and March 31, 2019, have been derived from the interim unaudited financial statements of the Company for such interim periods. The selected financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016, and 2015 have been derived from the financial statements of the Company which are not included in this Registration Statement. This data should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.
This financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm, with the exception of the financial statements for the years ended 2016 and 2015 that are not part of the audit report appearing elsewhere herein. The Company’s year ends on December 31.
Summary of profit or loss and other comprehensive income (IFRS)	September 30, 2020 C$	September 30, 2019 C$	2019 C$	2018 C$	2017 C$	2016 C$	2015 C$
Revenue and other income	4,012,441	2,841,162	4,782,865	3,369,630	373,655	13,359	—

Loss before income tax expense from continuing operations	(2,817,710)	(3,970,290)	(4,610,512)	(3,664,376)	(1,438,438)	(946,434)	(181,546)

Loss after income tax expense from discontinued operations	—	—	—	—	—	—	—

Loss after income tax expense for the period	(2,817,710)	(3,970,290)	(4,610,512)	(3,664,376)	(1,438,438)	(946,434)	(181,546)
Net (loss) attributable to shareholders of ParcelPal	(2,817,710)	(3,970,290)	(4,610,512)	(3,664,376)	(1,438,438)	(946,434)	(181,546)
Earnings per share for loss from continuing operations attributable to the owners of ParcelPal
Basic (loss) per share (cents per share)	(0.03)	(0.05)	(0.06)	(0.06)	(0.05)	(0.04)	(0.01)

Summary of profit or loss and other comprehensive income (IFRS)	September 30, 2020 C$	September 30, 2019 C$	2019 C$	2018 C$	2017 C$	2016 C$	2015 C$
Diluted (loss) per share (cents per share)	(0.03)	(0.05)	(0.06)	(0.06)	(0.05)	(0.04)	(0.01)
Weighted average number of common share shares used to calculate earnings per share	90,598,903	79,538,879	80,778,869	66,902,789	30,280,099	25,874,329	15,842,384

Number of outstanding common shares at period end	94,869,909	82,418,600	86,944,353	76,434,953	48,180,280	28,788,558	23,684,850
Summary of financial position (IFRS)	September 30, 2020 C$	December 31, 2019 C$	2019 C$	2018 C$	2017 C$	2016 C$	2015 C$
Cash	19,271	295,593	295,593	2,079,986	54,887	149,816	201,490

Total assets	726,572	1,328,620	1,328,620	3,332,293	1,041,978	261,710	320,761

Net assets/Equity	(1,660,847)	433,968	433,968	2,366,939	403,928	185,888	263,375

Debt	948,388	—	—	—	—	—	—

Capital Stock	10,170,409	9,367,691	9,367,691	7,693,401	3,315,693	2,191,330	1,596,553
The Company publishes its financial statements expressed in Canadian dollars. In this Registration Statement, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Canadian dollars” “$” or “C$” are to the currency of Canada.
Our financial statements, including our Statement of Changes in Equity and our Statement of Cash Flows, included in this registration statement are incorporated herein.
B. Capitalization and Indebtedness.
The following table sets forth our capitalization and indebtedness on an actual basis as of September 30, 2020, as derived from our financial statements, which are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information incorporated by reference into this prospectus and any prospectus supplement.
As of September 30, 2020 (C$)
Cash and cash equivalents	19,271
Borrowings	(948,388)
Equity:
Issued capital	10,170,409
Subscriptions received in advance	10,240
Reserves	3,030,794
Accumulated losses	(14,872,290)
Total equity	(1,660,847)
Total capitalization	(2,589,964)
C. Reasons for the Offer and Use of Proceeds.
Not applicable.

D. Risk factors
Investment in our common shares involves a high degree of risk. You should consider carefully the risks described below, together with other information in this Registration Statement on Form 20-F and our other public filings, before making investment decisions regarding our securities. You should not construe the information provided herein as constituting investment, legal, tax or other professional advice. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition. The Company makes no representations or warranties of any kind with respect to the likelihood our business will succeed, any financial returns that may be generated or any tax benefits or consequences that may result from an investment in the Company.
Risks Related to Our Financial Condition and Capital Requirement
The terms of the convertible notes outstanding may adversely impact our business operations.
On April 14, 2020, June 29, 2020 and on September 29, 2020, we completed a non-brokered private placement pursuant to which it issued an unsecured convertible note Tangiers Global, LLC with a face value of up to US$367,500, US$210,000 and US$525,000, respectively (collectively, the “Notes”). In the case of an Event of Default under the terms of the convertible notes, which include cross-default provisions with respect to any breach of any term of other notes or similar debt instrument, that we fail to cure within the appropriate grace period, we would be considered in default under the Notes. As a result, the Principal Amount of the Notes then outstanding and owing through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash.
Should the Company for some reason default on the Notes, or on one of its other debt instruments, exercisable securities or convertible notes, such default may materially impair our ability to execute our business plan or be able to fund operations as it may cause the loss of our assets and significantly increase the principal amounts, amount of stock issuable and calculated interest rates thereunder, which, in turn, could cause our stock price to decrease significantly, result in substantial dilution or cause us the inability to raise additional equity capital.
Risks Related to Our Business Operations
Our business and financial performance may be adversely affected by downturns in the target markets that we serve.
Demand for our services can be affected by general economic conditions as well as product sale trends of our customers in our target markets. These changes may result in decreased demand for our services. The occurrence of these conditions is beyond our ability to control and, when they occur, they may have a significant impact on our sales, revenues and results of operations.
Because we continue to develop and commercialize new products, we expect to incur significant additional operating losses.
Although we have commercialized our business in certain markets, we continue to develop new customers, in new markets and continue to look to further expand our base of customers, and therefore the size of our workforce. As a result, we expect to incur substantial additional operating expenses over the next several years as our development, expansion and new business venture activities increase and the concomitant costs and expenses of such new business endeavors increase. The amount of our future losses and when we will achieve profitability are uncertain. We remain relatively early in our expansion and marketing efforts of or services, which has resulted in several million in annual commercial revenue, but there is no guarantee that we can generate sufficient revenue to sustain operations or achieve profitability. Our ability to generate increased revenue and achieve profitability will depend on, among other things, the following:
•	realizing revenue from our additional new customers, in new markets and at margins that are sufficiently improved;
•	establishing more substantial sales and marketing arrangements, either alone or with additional third parties; and
•	raising sufficient funds to finance our activities, or on terms that are acceptable.

We might not succeed at all, or at any, of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.
We have a few customer agreements on which we are highly dependent.
Since inception, the Company has entered into a number of customer agreements which generate the vast majority of our gross revenue. And while we have more recently undertaken an expansion and diversification business plan to lessen this concentration of customer revenue, in the near term, these agreements are a critical component in the Company’s success in generating sufficient sales related cash flow to fund ongoing operations. In particular, the revenue generated from the agreement we entered into with Amazon amounted to 99% of our total revenue for 2019 and is expected to amount to 90% of our total revenue for 2020.
These contracts are relationship based and involve a high degree of trust that the customer continue for a long period of time. However, under these agreements, the Company would have no recourse against certain customers if they determined to terminate the agreement or they utilized other service providers that may compete with us. These customers could additionally not perform at all under these agreements and even walk away entirely.
The loss of key senior management personnel and other key personnel could negatively affect our business
We are highly dependent on our management team and certain personnel to successfully operate our business. Like many operating companies, the future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors, including the addition of new customers and expansion of the Company’s existing business, would be difficult to replace. While we currently maintain key-man insurance coverage, the loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel, or be able to retain additional key personnel to address its expansion plans or, in the event of their departure, to develop or attract new personnel of equal quality.
If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies.
Our success will depend in large part upon our ability to attract, train, motivate and retain highly skilled and experienced employees in the areas of business into which we expand, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our operating requirements. Expansion of our business could further require us to employ additional highly skilled technical personnel.
There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to develop our products or services or secure and complete customer engagements and could harm our business.
If we do not effectively manage growth and changes in our business, these changes could place a significant strain on our management and operations.
Our ability to grow successfully requires an effective planning and management process. The expansion and growth of our business could place a significant strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources are currently not adequate to support a rapidly changing and growing company. If our management fails to respond effectively to changes and rapid growth in our business, including acquisitions or growth of our business, there could be a material adverse effect on our business, financial condition, results of operations and future prospects.
We may be unable to identify additional operating businesses or assets, and even if we do, we may be unable to finance such an acquisition.
Our business growth and expansion strategies ultimately include making significant investments in sales and marketing programs, either directly or indirectly, to achieve revenue growth and margin improvement targets. If we do not achieve the expected benefits from these time and capital investments or otherwise fail to execute on our strategic initiatives, we may not achieve the growth improvement we are targeting, and our results of operations may be adversely affected. We may also fail to secure the capital necessary to make these investments, which would hinder our growth.
In addition, as part of our strategy for growth, we may make acquisitions, enter into strategic alliances, joint ventures, licensing transactions, joint development agreements and/or other strategic transactions. However, we may not be able to identify suitable acquisition or other strategic partner candidates, complete acquisitions or integrate acquisitions or joint ventures successfully, and such strategic alliances may not prove to be successful. In this regard, acquisitions and other strategic transactions may involve delving into consumer product sales, and may also involve numerous risks, including difficulties in the integration of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions and other strategic transactions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. Even if we identify assets, transactions or additional lines of business, we may have insufficient liquidity to be able to complete such a transaction. There can be no assurance that difficulties encountered with such transaction(s) will not have a material adverse effect on our business, financial condition and results of operations.
We may not be able to effectively manage our growth or improve our operational, financial, and management information systems, which would impair our results of operations.
Our ability to grow successfully requires an effective planning and management process. In the near term, we intend to expand the scope of our operations activities significantly. If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, finances, management, and other resources. The factors that may place strain on our resources include, but are not limited to, the following:
•	the need for continued development of our financial and information management systems;
•	the need to manage strategic relationships and agreements with distributors, customers, and strategic partners; and
•	difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage our business.
Additionally, our strategy envisions a period of growth that may impose a significant burden on our administrative, infrastructure and operational resources. Our ability to effectively manage growth will require us to substantially and timely expand the capabilities of our administrative and operational resources and to attract, train, manage, and retain qualified management and/or other personnel.
There can be no assurance that we will be successful in recruiting and retaining new employees or retaining existing employees.
We cannot provide assurances that our management will be able to manage this growth effectively, efficiently or in a timely manner. Our failure to successfully manage growth could result in our sales not increasing commensurately with capital investments or otherwise materially adversely affecting our business, financial condition, results of operations or future prospects. Our controls, systems, procedures and resources are currently not adequate to support a changing and growing company.
We are and will be dependent on the popularity of our services, recurring business opportunities and a healthy economy.
Our ability to generate revenue and be successful in the implementation of our business plan is dependent on acceptance and demand of our product services, a consistent recurring revenue stream and on the positive health of the economy that requires and encourages last mile delivery services. Acceptance of our services will depend on several factors, including availability, cost, customer familiarity of our services, brand recognition, convenience, effectiveness, safety, and reliability. If customers do not repeatedly seek our services, or if we fail to meet customers’ needs and expectations adequately, our ability to continue generating revenues could be reduced or otherwise materially impacted.

Becoming a United States publicly registered company that is subject to the reporting requirements of U.S. federal securities laws can be expensive and may divert resources from other projects, thus impairing our ability to grow.
Upon obtaining effectiveness of this registration statement, we will become a United States public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act and other U.S. federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The costs of preparing and filing annual and current reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders causes our expenses to be higher than they would have been if we remained private.
Upon becoming a United States public company, these rules and regulations will increase our compliance costs and make certain activities more time consuming and costly. In addition, as a public company, it is also more difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.
The Sarbanes-Oxley Act also requires corporate governance practices of public companies, which can be burdensome to smaller reporting companies. As a smaller reporting company (as defined in Rule 12b-2 under the Exchange Act), we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Section 404 requires us to include an internal control report with the annual report. This report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the year. This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified. Failure to comply, or any adverse results from such evaluation, could result in a loss of investor confidence in our financial reports and have an adverse effect on the trading price of our equity securities. Management believes that our internal controls and procedures are currently not effective to detect the inappropriate application of applicable financial reporting rules. Management realizes there are deficiencies in the design or operation of our internal control that adversely affect our internal controls which management considers to be material weaknesses including those described below:
•
we have insufficient quantity of dedicated resources and experienced personnel involved in reviewing and designing internal controls. As a result, a material misstatement of the interim and annual financial statements could occur and not be prevented or detected on a timely basis.

•
we did not perform an entity level risk assessment to evaluate the implication of relevant risks on financial reporting, including the impact of potential fraud-related risks and the risks related to non-routine transactions, if any, on our internal control over financial reporting. Lack of an entity-level risk assessment constituted an internal control design deficiency which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

•	we have not achieved the optimal level of segregation of duties relative to key financial reporting functions.
Achieving continued compliance with Section 404 may require us to incur significant costs and expend significant time and management resources. We cannot assure you that we will be able to fully comply with Section 404 or that we and our independent registered public accounting firm would be able to conclude that our internal control over financial reporting is effective at year-end. As a result, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our securities, as well as subject us to civil or criminal investigations and penalties. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is operating effectively.
Foreign currency risk.
Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and other foreign currencies will affect the Company’s operations and financial results. To the extent that the Company settles or may settle in the future its revenue and incurs expenses in U.S. dollars and, therefore, the fluctuation in foreign currencies in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of equity.

Risks related to customer credit and accounts receivables.
Credit risk is the risk of financial loss to the Company if a customer or a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consists primarily of cash and cash equivalents, trade and other receivables. Cash and cash equivalents are maintained with highly rated financial institutions and may be redeemed upon demand. The company is exposed to a significant concentration of credit risk with respect to certain of its trade accounts receivable balance because of its historical dependence on a limited number of customers. All accounts receivable balances are expected to be settled in full when due. The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount if these financial assets as recorded in the statement of financial position.
We may be unable to meet our financial obligations when they become due.
Our success may be affected by a variety of external factors that may affect the price or marketability of our services, including disruptions in the capital markets, changes in interest rates that may increase our funding costs, and reduced demand for our services. As a result, our ability to generate cash to meet our obligations may be adversely impacted.
Our cash was C$295,593 in 2019, C$2,079,986 in 2018, and C$54,887 in 2017. Our current liabilities were in C$888,811 in 2019, C$762,556 in 2018, and C$357,863 in 2017. Even though our policy is to ensure that we will always have sufficient cash to our obligations when they become due, under both normal and stressed conditions, we may not be able to do so. If we are unable to meet our obligations, our business operations may be negatively affected.
Our independent auditors have expressed their concern as to our ability to continue as a going concern.
We reported an accumulated deficit of C$12,054,580 and had a stockholders’ equity of C$433,968 at December 31, 2019. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2019, 2018, and 2017, that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.
We face intense competition.
Our businesses are rapidly evolving and intensely competitive, and we have many competitors across geographies, including cross-border competition, and in different industries, including physical, e-commerce, and omnichannel retail, e-commerce services, web and infrastructure computing services, electronic devices, digital content, advertising, grocery, and transportation and logistics services. Some of our current and potential competitors have greater resources, longer histories, more customers, and/or greater brand recognition, particularly with our newly-launched products and services and in our newer geographic regions. They may secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology, personnel including drivers, infrastructure, fulfillment, and marketing.
Competition continues to intensify, including with the development of new business models and the entry of new and well-funded competitors, and as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our business. In addition, new and enhanced technologies, including search, web and infrastructure computing services, digital content, and electronic devices continue to increase our competition. The Internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller, or lesser known businesses to compete against us. As a result of competition, our product and service offerings may not be successful, we may fail to gain or may lose business, and we may be required to increase our spending or lower prices, any of which could materially reduce our sales and profits.
Risks related to the 2020 Global Pandemic.
In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impact on domestic and global commerce have been and are anticipated to continue to be far reaching. To date there have been significant stock market declines and the movement of people and goods worldwide has become severely restricted. Management is actively monitoring the situation and is taking appropriate steps as needed to ensure minimal disruption to the Company’s operations. There is a risk the COVID-19 pandemic will disrupt the Company’s operations and the movement of goods and services, as well as its investments in personnel, expansion, marketing and sales generally.

If we expand our operations into the United States, we will face certain additional risks and challenges.
The Company may expand its operations into the United States as part of its business expansion plans, which will subject us to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, economic instability, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws and regulations, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.
Our expansion places a significant strain on our management, operational, financial, and other resources.
We are continuing to rapidly and significantly expand our operations, including increasing our product and service offerings and scaling our infrastructure to support our services. The scale of our business might place significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions, and our expansion increases these factors. Failure to manage growth effectively could damage our reputation, limit our growth, and negatively affect our operating results.
Our expansion into new products, services, technologies, and geographic regions subjects us to additional risks.
We may have limited or no experience in our newer market segments, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. Failure to realize the benefits of amounts we invest in new technologies, products, or services could result in the value of those investments being written down or written off.
We experience significant fluctuations in our operating results and growth rate.
We are not always able to accurately forecast our growth rate. We base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments is fixed, and we are not always able to adjust our spending quickly enough if our sales are less than expected.
Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products and services offered by us or our sellers, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.
Our sales and operating results will also fluctuate for many other reasons, including due to factors described elsewhere in this section and the following:
•	our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers’ demands;
•	our ability to retain and expand our network of sellers;
•	our ability to offer products on favorable terms, manage inventory, and fulfill orders;
•	the introduction of competitive stores, websites, products, services, price decreases, or improvements;
•	changes in usage or adoption rates of the Internet, e-commerce, electronic devices, and web services;
•	timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;
•	the success of our geographic, service, and product line expansions;

•	the extent to which we finance, and the terms of any such financing for, our current operations and future growth;
•	the outcomes of legal proceedings and claims, which may include significant monetary damages or injunctive relief and could have a material adverse impact on our operating results;
•	variations in the mix of products and services we sell;
•	factors affecting our reputation or brand image;
•	the extent to which we invest in technology and content, fulfillment, and other expense categories;
•	increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and hardware products;
•	our ability to collect amounts owed to us when they become due;
•	the extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events; and
•
disruptions from natural or man-made disasters, extreme weather, geopolitical events and security issues (including terrorist attacks and armed hostilities), labor or trade disputes, and similar events.

We face risks related to successfully optimizing and operating our fulfillment network and data centers.
Failures to adequately optimize and operate our fulfillment network and data centers successfully from time to time result in excess or insufficient fulfillment or data center capacity, increased costs, and impairment charges, any of which could materially harm our business. As we continue to add fulfillment and data center capability or add new businesses with different requirements, our fulfillment and data center networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively.
The seasonality of our retail business places increased strain on our operations.
We experience a higher demand for our services during holiday periods, in particular in the last quarter of our financial year. Our failure to meet customers’ delivery orders during that period of our financial year could significantly affect our revenue and our future growth, which could materially reduce profitability.
In addition, if too many customers access our websites within a short period of time due to increased demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we offer or sell and the attractiveness of our products and services. During times of high demand, we may also be unable to adequately staff our fulfillment network and customer service centers during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand.
We could be harmed by data loss or other security breaches.
Because we collect, process, store, and transmit large amounts of data, including confidential, sensitive, proprietary, and business and personal information, failure to prevent or mitigate data loss, theft, misuse, or other security breaches or vulnerabilities affecting our or customers’ technology, products, and systems, could expose us or our customers to a risk of loss, disclosure, or misuse of such information, adversely affect our operating results, result in litigation, regulatory action (including under privacy or data protection laws), and potential liability for us, deter customers or sellers from using our stores and services, and otherwise harm our business and reputation. We use third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. Although we have developed systems and processes that are designed to protect customer information and prevent such incidents, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or customer, such measures cannot provide absolute security and may fail to operate as intended or be circumvented.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical, e-commerce, and omnichannel retail, digital content, web services, electronic devices, artificial intelligence technologies and services, and other products and services that we offer or sell.
Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.
We are subject to payments-related risks.
We accept payments using a variety of methods, including credit card, debit card, and payment upon or after delivery. For existing and future payment options we offer to our customers, we currently are subject to, and may become subject to additional, regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products), as well as fraud. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing. In each case, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. Failure to comply with these rules or requirements, as well as any breach, compromise, or failure to otherwise detect or prevent fraudulent activity involving our data security systems, could result in our being liable for card issuing banks’ costs, subject to fines and higher transaction fees, and loss of our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected.
Risks related to insurance coverage and business-related liability.
The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Due to the Company’s significant number of drivers, it has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts that may not be covered by insurance, or if claims ultimately prove to be in excess of the amounts originally assessed.
Although the Company believes its individual and aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will choose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.
We require a high number of drivers to maintain our business and generate revenues, and our industry has a high turnover rate.
Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s business. Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. Our industry periodically experiences a shortage of qualified drivers, including in new geographic regions into which we expand. The Company believes the shortage of qualified drivers and/or intense competition for drivers from competitors will create difficulties in maintaining or increasing the number of drivers as needed at a particular time, and may negatively impact the Company’s ability to engage a sufficient number of drivers. The Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.
In addition, the Company and many other delivery service companies suffer from a high turnover rate of drivers. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue operations. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful. The Company also employs driver hiring standards, including background checks, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust in the negative the Company’s customer agreements, cancel or lose revenue generating contracts, hire drivers at higher costs (reducing net margins), any of which could adversely affect the Company’s growth and profitability.
The Company is heavily dependent on its information systems, and any disruptions could adversely affect our operations and financial condition.
The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning deliveries, dispatching drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.
The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural and man-made disasters and other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, fire, earthquake, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its driver fleet efficiently, to respond to customers’ requests effectively and timely, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.
We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.
We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. Such exemption may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

We may lose our foreign private issuer status in the future, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.
We will be a foreign private issuer as of the date of the effectiveness of this registration statement on Form 20-F and, therefore, we will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.
If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which we expect would be costly for us to comply with and could also result in changes, which could be material, to historical financials previously prepared on the basis of IFRS. The regulatory and compliance costs to us under U.S. securities laws when we would be required to comply with the reporting requirements applicable to a U.S. domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.
Risks Related to our Securities
Our authorized capital consists of an unlimited number of shares of one class designated as common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.
Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 94,869,909 shares are currently issued and outstanding as of September 30, 2020. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.
We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Any additional funds that we obtain may not be on terms favorable to us or our stockholders and may require us to relinquish valuable rights.
As of our most recent year ended December 31, 2019, we had C$295,593 of available cash. We will need to raise additional funds to pay outstanding vendor invoices, meet operating expenses and execute our business plan. Our future cash flows depend on our ability to market and sell our common shares, and our ability to continue to cut expenses to reach net even or positive cashflows from operations. There can be no assurance that we will have sufficient funds to execute our business plan or complete a strategic transaction, or that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.
We cannot guarantee that we will generate sufficient revenues from our services in the near future to meet these goals. Therefore, for the foreseeable future, we may have to fund a portion of our operations and capital expenditures from cash on hand, public or private equity offerings, debt financings, bank credit facilities, other borrowings (including borrowings from our officers and directors) or corporate collaboration and/or licensing arrangements. We will also need to raise additional funds if we choose to continue to expand our operational development efforts more rapidly than we presently anticipate.
If we seek to sell additional equity or debt securities or enter into a corporate collaboration, joint venture or licensing arrangement, we may not obtain favorable terms for us and/or our stockholders or be able to raise any capital at all, all of which could result in a material adverse effect on our business and results of operations. The sale of additional equity or debt securities, if convertible, could result in significant dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Raising additional funds through collaboration, joint ventures or licensing arrangements with third parties may require us to relinquish valuable rights to our technologies, future revenue streams, or to grant licenses on terms that may not be favorable to us or our stockholders. In addition, we could be forced to discontinue certain services or technologies, reduce or forego sales and marketing efforts and forego attractive business opportunities, all of which could have an adverse impact on our business and results of operations.
The sale of our securities could encourage short sales by third parties, which could contribute to the future decline of our stock price.
In many circumstances, the provision of financing based on the distribution of equity for companies that are traded on the CSE and OTC has the potential to cause a significant downward pressure on the price of common shares. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased share issuance or if we have not performed in such a manner to show that the equity funds raised will be used to grow our business. Such an event could place further downward pressure on the price of our common shares. Regardless of our activities, the opportunity exists for short sellers and others to contribute to the future decline of our share price. If there are significant short sales of our common shares, the price decline that would result from this activity will cause the share price to decline more, which may cause other shareholders of the stock to sell their shares, thereby contributing to sales of common shares in the market. If there are many more of our common shares on the market for sale than the market will absorb, the price of our common shares will likely decline.
The market price and trading volume of our common shares may be volatile.
The market price of our common shares could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as limited liquidity for our stock, reports by industry analysts, investor perceptions or general economic and industry conditions. Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the price of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular quarter, including vulnerability of our business to a general economic downturn, changes in the laws that affect our products or operations, competition, compensation related expenses, application of accounting standards and our ability to obtain and maintain all necessary government certifications and/or licenses to conduct our business. In addition, if the market price of a company’s shares drops significantly, shareholders could institute securities class action lawsuits against the Company. A lawsuit against us would cause us to incur substantial costs and could divert the time and attention of our management and other resources.
We may not pay dividends in the future. Any return on investment may be limited to the value of our common shares.
We have never paid dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common shares will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common shares may be less valuable because a return on your investment will only occur if our stock price appreciates.
Offers or availability for sale of a substantial number of our common shares may cause the price of our common shares to decline.
If our shareholders sell substantial amounts of our common shares in the public market, or upon the expiration of any statutory holding period under applicable Canadian rules or Rule 144, or issued upon the exercise of outstanding options, convertible notes or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.
Our common shares are currently considered a “penny stock,” which may make it more difficult for our investors to sell their shares.
Our stock is categorized as a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker- dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.
FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.
In addition to the “penny stock” rules described in this registration statement, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for many customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.
Tangiers may purchase our stock at a price less than the then-prevailing market price for our common shares.
Our common shares to be issued to Tangiers pursuant to the convertible notes we issued to them in April, June and September 2020, will be purchased (i) at a fixed price as of the date of such investment, if exercised prior to the maturity date of each such note, or (ii) if converted after such maturity date, (a) under the April 2020 note, at 65% of the lowest VWAP of the common shares during the 10 day period prior to such conversion, or (b) if under the June and September 2020 notes, at a 75% discount of the average of the two lowest volume weighted average prices in the 15 day period prior to conversion. If Tangiers purchases such shares at a price which is lower than market price, our shareholders will be diluted and the price of our common shares may be negatively affected.

Item 4.	Information on the Company
A. History and development of the Company
We were incorporated under the laws of Alberta in March 1997 and, in June 2006, changed our jurisdiction of incorporation to British Columbia, Canada. The registered office is located at Suite 305, 190 Alexander St, Vancouver, BC V6A 2S5, and our telephone number is 1-778-819-1720. Our address on the Internet is www.parcelpal.com. The information on, or accessible through, our website is not part of this registration statement on Form 20-F. We have included our website address in this registration statement on Form 20-F solely as an inactive textual reference. The Company has appointed Vcorp Services, LLC, located at 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952, as agent for service of process to receive legal correspondence on our behalf.
On September 29, 2020, the Company completed a non-brokered private placement pursuant to which it issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$525,000. See Item 10C “Material Contracts” for more information.
On August 20, 2020, we announced that we entered into a partnership with Glenthorne Holdings Inc DBA Bear’s Blooms (“Bear’s Blooms”), a large flower subscription service based in Vancouver. Under the terms of the partnership, we expect to provide between a minimum of 12,500 deliveries and a maximum of 35,000 deliveries per year to Bear’s Blooms’s customers. We also announced that we expanded our collaboration with Lineten Technology, Inc.. In particular, we agreed to provide deliveries to customers of a Western Canada based grocer, Sunterra. We expect to provide between a minimum of 12,500 deliveries and a maximum of 36,000 deliveries per year. We expect that these new partnerships will improve our revenue and operating performance.
On June 29, 2020, the Company completed a non-brokered private placement pursuant to which it issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$210,000. See Item 10C “Material Contracts” for more information.
On June 9, 2020, we announced that 1824400 Alberta Limited, a private company controlled by Brian Storseth who is a director of the Company, and the Company have mutually agreed to terminate the Business Advisor Service Agreement dated June 20, 2019. The Company has agreed to issue 1,200,000 common shares to Mr. Storseth’s corporation in settlement of all amounts due and owing under the agreement. The contract was terminated in or about June 8, 2020, and the shares issued in full at C$0.15 per share. See Section 7B “Related party transaction” for more information.
On June 4, 2020, we announced the expansion of our operations to Toronto, Ontario.
On May 26, 2020, the Company entered into a Transportation Services Agreement with Goodfood Market Inc. (“Goodfood”). Under the terms of the Transportation Services Agreement, ParcelPal will provide same-day delivery courier services for Goodfood’s customers, in Vancouver and Calgary. See Item 10C “Material Contracts”.
On April 14, 2020, the Company completed a non-brokered private placement pursuant to which it issued an unsecured convertible note Tangiers Global, LLC with a face value of up to US$367,500 (the “Note”). See Item 10C “Material Contracts” for more information.
On April 6, 2020, Rich Wheeless was also appointed Chief Executive Officer.
On March 12, 2020, we announced that we had entered into a delivery agreement and a new initiative to facilitate ordering and delivery of pharmaceuticals in British Columbia, Alberta and Ontario.
On March 1, 2020, Rich Wheeless joined the Company as Chief Financial Officer and director.
On February 14, 2020, we announced that we had entered into an agreement with Lineten Technology, Inc. (“Lineten”). Under the terms of the agreement, ParcelPal will fulfil delivery orders on behalf of Lineten’s customers in Vancouver. See Item 10C “Material Contracts”.
On October 24, 2019, we announced that we had formed a partnership with the British Columbia Restaurant & Food Services Association (“BCRFA”). This partnership positioned the company to promote and offer ParcelPal services as the preferred delivery partner for BCRFA more than 3000 member restaurants across British Columbia.
On September 24, 2017, we entered into a transportation contract with Amazon Canada Fulfillment Services, Inc (“Amazon”), for the delivery of packages on behalf of Amazon in Vancouver British Columbia, Canada. See Item 10C “Material Contracts”.

On January 4, 2017, we listed our common shares on the OTC Venture Marketplace with the trading symbol “PTNYF”.
All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.
B. Business overview
ParcelPal Technology Inc., a Vancouver based on-demand delivery service, owns and operates ParcelPal, a streamlined mobile application that enables consumers to shop at local merchants and have their items delivered in an hour or less. The Company provides online eCommerce integrations (WooCommerce, Magento, Shopify), an iOS and Android application, open web portal for B2B shipments and various API integration capabilities. The technology stack enables business to operate online and provide an end to end solution for last mile logistics. We have developed and streamlined the ordering and fulfillment processes for our eCommerce channels which enable merchants or local businesses to easily integrate with an online offering and logistics system, regardless of their size. ParcelPal has enabled these businesses to completely bypass point of sale integrations, eliminate expensive implementations and reduce overall overhead that often hold merchants back from offering online ordering and logistics services. ParcelPal has rapidly evolved to become a broader platform offering that can be customized to service multiple industries.
Our online e-Commerce solution has no monthly fees and we help you create an unmatched experience for customers, which directly results in increasing revenues and reaching new markets. As a result, your customers today have easy access to on-demand delivery, through companies like Amazon and Walmart. ParcelPal allows you to offer that same convenience to customers shopping on your website. By integrating with ParcelPal, you can offer our delivery services as part of your website’s current checkout system, to allow your customers to receive products from your store within a few hours of placing their order. Whatever your e-commerce platform is, we allow you to easily integrate our services into your website through an API. When a customer chooses ParcelPal during their checkout, you can track the order in your admin panel, and your customers can track their shipment in our app! All you have to do is choose ParcelPal to fulfill your order.
On the app side of the business, we allow consumers the ability to order anything and have it delivered anywhere in our service area. Some of the features include end-to-end GPS tracking and dynamic ETA updates, one common user-friendly interface across all retailers on the platform, and in-app customer service enabled, as well as in-app payment and tipping. For the merchant, the benefit of the app is the ability to easily enable on demand delivery of its products to customers and to increase customer reach and sales through the ParcelPal customer network.
In short, our technology and platform brings the user and the merchant closer together so the consumer can get what they needed safely and quickly, and the merchant has the ability to increase revenue and expand their sales footprint and customer base.
The fee on the merchant for the e-commerce is typically 15% of the transaction paid to ParcelPal, and for the consumer is it usually 9% of the order plus a C$5 delivery fee. For example, on a C$100 order, ParcelPal could generate up to C$29 in total fees for the order.
Our fee for our “get anything” service is typically C$9.99 per transaction, which is paid for by the consumer. The merchant may also pay a small variable transaction fee depending on the level of business it does with us, which ranges from 3% to 5% of the transaction price.
ParcelPal collects its fees from the customers through the app at the time of the order, and on the merchant side we remit the net amount of the transaction to the merchant after deducting our fees. We create a significant value add for the merchant and the customer by making things more convenient on both sides of the transaction by bringing the buyer and seller together and ultimately delivering the product to the consumer.
ParcelPal initially expanded in major urban centers and, subsequently, we have expanded throughout Canada. As a result of our marketing efforts, we have expanded across the entire lower mainland, offering same-day delivery for select clients.
ParcelPal operates from its head office in Vancouver, British Columbia but its Western Canada operations are currently managed from its Calgary, Alberta office. ParcelPal offers employment opportunities that support all functions of technology and physical deliveries. ParcelPal currently has hundreds of employees, including the delivery team.

We experience an increase in customers’ demand, retail and corporate, during holiday periods, particularly during our financial quarter in connection with the Christmas period.
Our services
We offer our delivery services in Vancouver, Calgary, and Burnaby. We are in the process of launching our services also in Saskatoon, Toronto and Edmonton. Before the end of calendar year 2020, we plan to be operating in the United States as well. We are able to deliver on-demand at any time, to retail customers and companies, a wide variety of goods, such as vegetables, dresses, shoes, and any other items that the merchants and local businesses that use our platform sell in the areas of fast food and dining, and retail articles. Local businesses use the ParcelPal platform to sell their products, and consumers use the platform to order whatever they need, and we fulfill these orders by delivering the products to the merchants customers.
Our strategy
ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. ParcelPal has been working closely with merchants to determine pricing strategies and service add-ons to further monetize the platform. In addition to raising additional capital, we are also planning on signing more small and medium enterprise clients for traditional courier services that are multi-city operational, and which are higher margin services that are also highly scalable. To execute this part of our strategy, we will need to open a dedicated warehouse facility in which we can sort, ship and create more efficient delivery routes. This will also allow us to also be able to benefit from economies of scale as our operating costs will decrease significantly, leading to better operating margins. To execute on this plan, we believe we will need to raise between C$1 million and C$1.5 million dollars of additional capital, which we believe will both fund our operating expenses and the concomitant warehousing and fleet costs associated with it.
ParcelPal intends to pursue a number of technologies, product and marketing initiatives to continue to drive growth in 2020. The Company’s strategic priorities include:
•	targeting to be cash flow positive by the end of 2020;
•	targeting at least 50% revenue growth for 2020 and significantly improving operating margins by up to 15%;
•	increasing user acquisition from 65,000 to 150,000 by the end 2020;
•	driving grow of new products that were launched in late 2019;
•	maximizing the number of merchants in various verticals, thereby increasing our overall revenues and margins;
•	launching and testing next-day and same-day delivery services for the B2B (business-to-business) and B2C (business-to- consumer) markets, enabling easier customer acquisition and business integration;
•	expanding our local offerings with our current markets by adding new verticals;
•	hiring sales leaders and execution teams in each of our current markets and potential markets;
•	expanding our revenue diversification through large e-commerce contracts, and potential acquisitions;
•	continuing to expand into the Amazon ecosystem throughout Canada and the United States;
•	integrate artificial intelligence and prediction algorithms into our platform to maximize revenue potential, streamline services and increase overall margins; and
•	deliver more than seven million total packages by the end of 2020.
The Company currently has two revenue streams. One is through the application known as ParcelPal and the other through billable contracts such as Amazon.com Inc and other merchants. Amazon accounted for 99% of our revenue in 2019, and is projected to account 90% of our revenue in 2020. We are among the top-rated and fastest-growing providers for Amazon in British Columbia, and we have achieved gold status as an Amazon fulfilment provider.
Our strategic vision
Since our new CEO, Rich Wheeless, joined the Company in March 2020, we commenced to shift the focus of our operations away from food deliveries and other areas that are less likely to be profitable, in light of the losses other companies have recorded in those areas. We have also decided to distance our operations from a traditional focus of signing non-partner marketplace customers as a result of the lower profitability of such approach.
Our focus is to increase our footprint with Amazon and with small and medium enterprise customers that have operations in major cities, in particular with respect to last mile delivery services, which is our specialty. Other more profitable areas as home-meal kit deliveries and large retail chain store deliveries are those which we will increasingly target. We have also moved into same and next day prescription drug deliveries for nursing homes and expanding into the general population. We believe that these are the types of business services that are highly scalable and will strongly contribute to our profitability.
In addition, our future plans include focusing on a “get-anything” model if feasible, because customers appreciate that a great variety of products can be ordered and delivered potentially within an hour for a nominal fee. We are continuing to roll this model out.
Alcohol delivery regulations
From time to time, through various contractual arrangements with certain of our customers in the Canadian provinces of British Columbia and Alberta, we may be asked to deliver alcohol products. In this regard, each province sets forth rules relating to the delivery of alcohol, including during the COVID-19 pandemic, which can be summarized as follows:
Alberta
As a result of the COVID-19 pandemic, the Alberta Gaming, Liquor and Cannabis Agency, which is responsible for the approval and implementation of alcohol regulations in Alberta, has deemed selected liquor-related businesses to be “essential services”, thus allowing them to remain open to the public provided they have the proper risk mitigation measures in place. These businesses include restaurants and other food preparation facilities, including liquor retail outlets, manufacturers and producers, as well as warehousers, and distributors. A number of restrictions apply to the regulations, as amended as a result of the COVID-19 pandemic, including that (i) liquor cannot be delivered by drive-thru, (ii) mixed drinks cannot be provided (liquor must be delivered in a sealed, commercial container as supplied by the liquor supplier or agency), and (iii) for draught beer, the cap design for the container must demonstrate the container has not been opened during transportation. We fully comply with the applicable rules and regulations relating to the delivery of alcoholic beverages in Alberta.
British Columbia
The British Columbia (BC) Government, through its Liquor Control and Licensing Branch, via a series of policy directives (including Policy Direction No. 19 – 03), which govern the delivery of liquor, either by retail stores or by manufactures, both by traditional brick and mortar store locations and from retail customers online, allow for delivery of liquor to customers. Following the COVID-19 pandemic, the BC Government has also deemed certain liquor-related businesses in BC to be “essential services”, thus allowing them to remain open. In particular, as to liquor deliveries, food primary and liquor primary licensees are allowed to sell and deliver packaged liquor for off-site consumption to patrons with the purchase of a meal. The following related policies also apply to, among others, (i) restaurants are allowed to use unemployed servers to deliver liquor products, and (ii) delivery services are allowed to purchase liquor on behalf of a customer from a liquor store or from any licensee authorized to sell in unopened containers, and deliver and sell that liquor to a customer, provided the delivery does not take place between 11:30 p.m. and 7:00 a.m., and are not sold or delivered to a minor. Under directive 19-03, the licensee (liquor business) is accountable for any contravention that takes place while liquor is delivered from their store. We fully comply with the applicable rules and regulations relating to the delivery of alcoholic beverages in BC.
C. Organizational structure
We are not part of a group and we do not own nor control any subsidiary.
D. Property, plant and equipment
We lease a 721 square foot premise at 190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5 as our headquarters. This lease expires at end of January 2021. We also lease an 800 square foot premise at 9 Avenue Southeast, Suite 534, Calgary, AB T2G 0S1. This lease expires at the end of December 2020. With respect to our vehicles fleet, we lease 21 vehicles that we use to complete most of our deliveries.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with Item 18. “Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward- looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3 “Key Information” included above in this Registration Statement on Form 20-F. All forward-looking statements included in this document are based on the information available to the Company on the date of this document and the Company assumes no obligation to update any forward-looking statements contained in this Registration Statement on Form 20-F.
Critical accounting policies
We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies are summarized in Item 18. “Financial Statements—Note 2—Critical Accounting Policies”.
A. Operating results
The following discussion relates to our results of operations, financial condition and capital resources. You should read this discussion in conjunction with our financial statements and the notes thereto contained elsewhere in this report.
Unaudited Interim Period
Nine months ended September 30, 2020, compared to nine months ended September 30, 2019
	For the nine months ended September 30
	2020	2019
	C$	C$
Revenue	4,012,441	2,841,162
Total revenue and other income	4,012,441	2,847,064
Revenue
Our revenue increased from C$2,841,162 in the nine months ended September 30, 2019, to C$4,012,441 in the nine months ended September 30, 2020, primarily due to an increase in delivery routes with Amazon.
Cost of Revenue
Our cost of revenue increased from C$2,520,245 in the nine months ended September 30, 2019 to C$3,910,809 in the nine months ended September 30, 2020. This was due to an increase in staff for more Amazon routes.
Personnel costs increased from C$1,980,230 in the nine months ended September 30, 2019 to C$3,340,260 in the nine months ended September 30, 2020. This was due to an increase in staff for Amazon routes.
Fuel costs decreased from C$259,381 in the nine months ended September 30, 2019 to C$279,624 in the nine months ended September 30, 2020. This was due to lower fuel costs for vehicles due to more efficient routes.
Amortization expense increased from C$280,634 in the nine months ended September 30, 2019 to C$290,925 in the nine months ended September 30, 2020 due to the Company entering into lease agreements to increase the delivery fleet to meet the delivery demand for Amazon.
Gross Profit
Gross profit as a percentage of revenue decreased from C$320,917 (11.3%) in the nine months ended September 30, 2019 to C$101,632 (2.5%) in the nine months ended September 30, 2020. This was due to increased staff costs.

Expenses
Consulting fees decreased from C$567,798 in the nine months ended September 30, 2019, to C$446,372 in the nine months ended September 30, 2020, due to fewer consultants working during the period.
Foreign exchange expenses improved from a loss C$7,897 in the nine months ended September 30, 2019, to a gain of C$18,461 in the nine months ended September 30, 2020, due to more movement of funds between US$ and C$.
Interest expense increased from C$24,870 in the nine months ended September 30, 2019, to C$43,940 in the nine months ended September 30, 2020, due to an increase in leased vehicles.
Marketing and promotion decreased from C$1,494,151 in the nine months ended September 30, 2019, to C$60,850 in the nine months ended September 30, 2020, due to a reduced market activity in an effort to conserve cash and focus on operational growth.
Management and director fees increased from C$202,800 in the nine months ended September 30, 2019, to C$277,542 in the nine months ended September 30, 2020, as a result of the hiring of a new CEO.
Office and miscellaneous expenses increased from C$731,197 in the nine months ended September 30, 2019, to C$942,269 in the nine months ended September 30, 2020, due to increased company activity and expansion into Alberta province, Saskatoon and Toronto.
Professional fees increased from C$77,630 in the nine months ended September 30, 2019, to C$231,192 in the nine months ended September 30, 2020, due to increase in accounting and legal fees as a result of more services required by the Company due to an increase in business activity.
Regulatory and filing fees increased from C$22,779 in the nine months ended September 30, 2019, to C$30,598 in the nine months ended September 30, 2020, due to an increase in charges associated with issuance of shares.
Salaries increased from C$295,334 in the nine months ended September 30, 2019, to C$687,624 in the nine months ended September 30, 2020, related to the Company’s expansion and additional staffing for brand development and customer relations.
Share-based compensation decreased from C$796,884 in the nine months ended September 30, 2019, to C$192,514 in the nine months ended September 30, 2020, due to fewer stock options being granted.
Travel and accommodation expenses decreased from C$46,254 in the nine months ended September 30, 2019, to C$24,902 in nine months ended September 30, 2020, due to a significant decrease in travel as a result of COVID-19.
Net loss
During the nine months ended September 30, 2019, the Company had a net loss of C$3,970,290 compared to C$2,817,710 during the nine months ended September 30, 2020, primarily due to reduced marketing activity and reduced overhead costs in an effort to conserve cash and focus on operational growth.
Audited Financial Years
	For the year ended December 31,
	2019	2018	2017
	C$	C$	C$
Revenue	4,782,865	3,369,630	373,655
Total revenue and other income	4,790,627	3,375,520	373,655

Year 2019 compared to year 2018
Revenue
Our revenue increased from C$3,369,630 in 2018, to C$4,782,865 in 2019, primarily due to an increase in deliveries with Amazon.
Cost of Revenue
Our cost of revenue increased from C$2,883,176 in 2018 to C$4,336,556 in 2019. This was due to an increase in staff for more Amazon routes as well as higher fuel costs for vehicles.
Personnel costs increased from C$2,278,129 in 2018 to C$3,564,222 in 2019. This was due to an increase in staff for Amazon routes.
Fuel costs increased from C$289,466 in 2018 to C$422,726 in 2019. This was due to increased fuel costs for vehicles due to more Amazon routes.
Amortization expense increased from C$315,581 in 2018, to C$349,608 in 2019 due to the Company entering into lease agreements to increase the delivery fleet to meet the delivery demand for Amazon.
Gross Profit
Gross profit as a percentage of revenue decreased from C$486,454 (14.4%) in 2018 to C$446,309 (9.3%) in 2019. This was due to an increase in staffing costs for an increase in Amazon routes.
Expenses
Marketing and promotion increased from C$470,394 in 2018, to C$1,586,284 in 2019, due to increased promotional activities in 2019 as the Company expanded into new markets.
Management and director fees increased from C$108,000 in 2018, to C$190,800 in 2019, due to increased fees to officers of the Company in 2019.
Share-based compensation decreased from C$1,548,784 in 2018, to C$776,962 in 2019, due to fewer stock options being granted.
Consulting fees increased from C$815,060 in 2018, to C$860,248 in 2019, due to additional billing from insiders and outside consultants as a result of more time required to expand business.
Foreign exchange costs increased from C$1,029 in 2018, to C$12,243 in 2019, due to increase in the U.S. dollar against the Canadian dollar.
Interest expense decreased from C$49,669 in 2018, to C$29,958 in 2019, due to an interest reduction as a result of lease adjustment resulting from the application of IFRS 16.
Professional fees increased from C$119,713 in 2018, to C$124,550 in 2019, due to due to increase in accounting and legal fees as a result of more services required by the Company due to an increase in the business activity.
Regulatory and filing fees increased from C$27,654 in 2018, to C$48,924 in 2019, due to an increase in charges associated with the issuance of shares.
Travel and accommodation expenses decreased from C$97,328 in 2018, to C$62,459 in 2019, due to a significant decrease in travel as a result of COVID-19.
Salaries increased from no salaries in 2018, to C$358,074 in 2019, related to expansion into Alberta, Saskatoon and Toronto.
Office and miscellaneous expenses increased from C$661,213 in 2018, to C$994,124 in 2019, due to increased company activity and expansion into Alberta province, Saskatoon and Toronto.
In 2018 the Company recorded an impairment of marketable securities of C$300,000 compared to none in 2019.
Net loss
The Company had a net loss of C$4,610,512 in 2019 compared to C$3,664,376 in 2018, primarily due to an increase in marketing and promotional expenses as a result of increased promotional activities.

Year 2018 compared to year 2017
Revenue
Revenue increased from C$373,655 in 2017 to C$3,369,630 in 2018, primarily due to an increase in delivery routes with Amazon.
Cost of Revenue
Our cost of revenue increased from C$305,481 in 2017 to C$2,883,176 in 2018. This was due to an increase in staff for more Amazon routes as well as higher fuel costs for vehicles.
Personnel costs increased from C$255,942 in 2017 to C$2,278,129 in 2018. This was due to an increase in staff for Amazon routes.
Fuel costs increased from C$31,000 in 2017 to C$289,466 in 2018. This was due to increased fuel costs for vehicles due to more Amazon routes.
Amortization expense increased from C$18,539 in 2017 to C$315,581 in 2018, due to the Company entering into lease agreements to increase the delivery fleet by a total of 18 vehicles to meet the delivery demand for Amazon.
Gross Profit
Gross profit as a percentage of revenue decreased from C$68,174 (18.3%) in 2017 to C$486,454 (14.4%) in 2018. This was due to increased staff and fuel costs more than offsetting the increase in delivery routes with Amazon.
Expenses
Consulting fees increased from C$557,029 in 2017 to C$815,060 in 2018 due to an increased number of consultants in the period.
Foreign exchange expense increased from C$30 in 2017, to C$1,029 in 2018, due to more foreign exchange requirements.
Interest expense increased from C$4,682 in 2017, to C$49,669 in 2018, due to an increase in leased vehicles. The Company entered into lease agreements to increase the delivery fleet by a total of 18 vehicles to meet the delivery demand for Amazon.
Marketing and promotion increased C$42,028 in 2017 to C$470,394 in 2018, due to increased promotional activities.
Management fees decreased from C$27,500 in 2017 to C$108,000 in 2018, due to decreased fees to officers in the Company.
Office and miscellaneous expense increased from C$215,610 in 2017, to C$551,313 in 2018, due to due to increased company activity and expansion into Alberta province, Saskatoon and Toronto.
Professional fees C$59,444 in 2017, to C$119,713 in 2018, due to due to an increase in accounting and legal fees as a result of more services required by the Company due to an increase in business activity.
Regulatory and filing fees C$26,053 in 2017, to C$27,654 in 2018, due to due to an increase in charges associated with the issuance of shares.
Share-based compensation increased from C$472,296 in 2017, to C$1,548,784 in 2018, due to stock options being granted.
Travel and accommodation increased from C$4,912 in 2017, to C$97,328 in 2018, as the Company incurred additional expenses related to expansion into Calgary, Saskatoon and Everett.
The Company recorded an impairment of marketable securities of C$300,000 in 2018 compared to no impairment for 2017.
Net loss
The Company’s loss increased from C$1,438,438 in 2017, to C$3,664,376 in 2018, primarily due to an increase in share-based compensation from C$472,296 in 2017 to C$1,548,784 in 2018, investor relations from C$42,028 in 2017 to C$470,394 in 2018, and consulting fees from C$557,029 in 2017 to C$815,060 in 2018.

Liquidity and capital resources
Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible debt. We believe that our current working capital is not sufficient for our present business requirements. While we generate cash flow, it is currently not sufficient to maintain operations. As a result, we believe we will need to raise additional capital between of C$1 million to C$1.5 million dollars for our aforementioned expansion plans through the end of 2021. We will do this through a combination of debt and/or equity financing issuances.
We have incurred significant losses since our inception. We incurred losses of C$3,664,376, C$3,663,914 and C$1,438,438 in 2019, 2018 and 2017, respectively. As at September 30, 2020, the Company had a working capital deficit of C$1,802,596 compared to net working capital of C$229,552 as at December 31, 2019.
The Company manages its capital. In doing so, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2020.
Equity issues
For more information, see Item 10A “Share Capital”.
Convertible note
On April 14, 2020 the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible note to Tangiers Global, LLC (“Tangiers”) with a face value of US$367,500. Under the terms of the Note, US$250,000 was advanced to the Company on closing, as a result of which the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. Under the terms of the Notes, the Company had the right to an additional US$100,000 upon its request in such amounts and at such date as the parties mutually agree, Under the terms of this second tranche, the Company was to issue to Tangiers an additional 300,000 investment incentive shares. In May 2020, Tangiers funded the second tranche of US$100,000, and the additional incentive shares to Tangiers as provided by the terms of the Note. The term “Maturity Date” herein is 6 months from the funding of any tranche. The maturity date of the first tranche of the April 14, 2020, note is December 1, 2020; and the maturity date of the second tranche of the April 14, 2020 note is December 23, 2020.
The Note bears interest at a one-time guaranteed rate of 10% on the principal sum of each funded tranche and has a maturity date of seven and one-half months from the effective date of each tranche funding. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 65% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.
On June 29, 2020 the Company executed a non-brokered private placement pursuant to which it issued a second unsecured convertible single tranche note to Tangiers with a face value of US$210,000 (“June Note”). Under the terms of the June Note, US$200,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares.
The June Note bears interest at a one-time guaranteed rate of 5% on the principal sum of the funded single tranche, and has a maturity date of seven and one-half months from the effective date of the transaction (or February 14, 2021). The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.08per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.08 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.
On September 29, 2020, the Company executed a non-brokered private placement pursuant to which it issued a third unsecured convertible three tranche note to Tangiers with a face value of US$525,000 (“September Note”). Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 unregistered common shares to Tangiers as investment incentive shares. Also, on October 15, an additional US$75,000 was funded by Tangiers to the Company, and the Company issued 75,000 unregistered common shares to Tangiers as investment incentive shares.
The September Note bears interest at a one-time guaranteed rate of 5% on the principal sum of the funded three tranches, and has a maturity date of six months from the effective date of the transaction (or March 29, 2021). The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.
Cash flows
Unaudited Interim Period
Comparison of cash flows for the nine months ended September 30, 2020, with the nine months ended September 30, 2019
The following table set forth the sources and uses of cash for the nine months ended in September 30:
(in C$)	2020	2019
Net cash from/(used in) operating activities	(1,050,809)	(2,498,751)
Net cash from/(used in) investing activities	—	—
Net cash from/(used in) financing activities	774,487	527,995
Operating activities.
Net cash flow used in operating activities decreased from a negative C$2,498,751 in the nine months ended September 30, 2020, to a negative C$1,050,809 in the nine months ended September 30, 2020, primarily as a result of a decrease in loss due to improved operations in the period ended September 30, 2020.
Investing activities.
Net cash flow in investing activities remained flat from nil in the nine months ended September 30, 2019, to nil in the nine months ended September 30, 2020, primarily as a result of no investment spending in the period ended September 30, 2020.
Financing activities.
Net cash flow from financing activities increased from C$527,995 in the nine months ended September 30, 2019, to C$774,487 in the nine months ended September 30, 2020, due to a convertible note issuance in the period.

Audited Financial Years
The following table set forth the sources and uses of cash for the past three years:
(in C$)	2019	2018	2017
Net cash used in operating activities	(2,690,049)	(1,098,318)	(752,567)
Net cash from/(used in) investing activities	68,374	(404,125)	(116,062)
Net cash from/(used in) financing activities	837,282	3,527,542	773,700
Comparison of cash flows for the Year ended December 31, 2019, with the Year ended December 31, 2018
Operating activities.
Net cash flow in operating activities increased from a negative C$1,098,318 in 2018 to a negative C$2,690,048 in 2019, primarily as a result of an increase in marketing and promotion expenses as well as an increase in shares issued in lieu of consulting fees.
Investing activities.
Net cash flow in investing activities increased from a negative C$404,125 in 2018 to a positive C$68,374 in 2019, primarily as a result of the repayment of approximately the entire outstanding balance under a loan agreement that we had entered into with a company related to one of our directors.
Financing activities.
Net cash flow in financing activities decreased from C$3,527,542 in 2018 to C$837,282 in 2019, primarily as a result of a decrease in the amounts received from the conversion of warrants and a decrease in the amounts of proceeds received from private placements of our equity securities.
Comparison of cash flows for the Year ended December 31, 2018, with the Year ended December 31, 2017
Operating activities.
Net cash flow for operating activities increased from a negative C$752,567 in 2017 to a negative C$1,098,318 in 2018, primarily as a result of an increase in consulting fees and office and miscellaneous expense.
Investing activities.
Net cash flow in investing activities increased from a negative C$116,062 in 2017 to a negative C$404,125 in 2018, primarily as a result of an increase in purchases of marketable securities and advances on loan receivables.
Financing activities.
Net cash flow in financing activities increased from C$773,700 in 2017 to C$3,527,542 in 2018, primarily as a result of an increase in the amounts of the proceeds received from the conversion of warrants and the amounts received from private placements of our equity securities.
C. Research and development
The Company has been focusing on the development of back-end tooling, operational tooling, and sales tooling. As a result, we believe that we will be web-app focused for the near-medium term future. In this regard, our team is fully capable of creating progressive web apps for internet and mobile, as well as native apps built in a common platform such as Ionic. This development plan is consistent with what many companies (such as Slack, Amazon, Atlassian) have decided to do.
D. Trend Information
On January 30, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital.

The Company has been focused on increasing its sales beyond the relationship with Amazon. Our new CEO has been focusing on small and medium enterprise clients with prescription deliveries at the forefront. Another major new focus is meal-kit deliveries, because this area has potential for considerable growth.
Overall company costs have been stable. Increases in fuel prices will have a negative impact on our gross margins. In 2020, we have begun implementing initiatives to right-size the business by focusing on becoming more cost-efficient.
E. Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.
F. Tabular disclosure of contractual obligations
As of September 30, 2020, our contractual obligations were as set forth below:
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Debt obligations	948,388	948,388	—	—	—
Lease obligations	291,765	158,772	107,553	25,440	—
Total	1,240,153	1,107,160	107,553	25,440	—

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
The names and details of the Company’s Directors and senior management at the date of this report are as follows:
Rich Wheeless	Chief Executive Officer, Chief Financial Officer, Director
Brian Storseth	Director, Chairman of the Board of Directors
Robert Faissal	Director
Alex Nuttall	Director
Rich Wheeless. Mr. Wheeless has been our Chief Financial Officer since March 2020 and our Chief Executive Officer since April 2020. Previously, he had been an active investor, adviser and/or board member for numerous privately held companies. Most recently, he was the CFO of publicly traded company, Taal Distributed Information Technologies Inc. Prior to that, he was the Chief Financial Officer for the security software company Rivetz Inc, and the CFO of LaunchKey Inc. and Pilus Energy, respectively, which were both acquired by publicly traded companies.
Brian Storseth. Mr. Storseth has been a Member of Parliament for Westlock-St.Paul from 2006 to 2015. Mr. Storseth has also been the Chairman of the Board of Directors of Reliq Health Technologies, and the Managing Partner of Maverick Capital Fund.
Robert Faissal. Mr. Faissal is currently also the Managing Partner of Lebita Consulting Services.
Alex Nuttall. Mr. Nuttall has been a Member of Parliament for Barrie- Springwater-Oro-Medonte from October 2015. Subsequently, Mr. Nuttall has been the Official Opposition Shadow Minister for Youth, Sports and Persons with Disabilities from August 30, 2017, and the Shadow Minister for Internal Trade from January 2019 to March 2019.
B. Compensation
The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.
Consulting Agreement with Rich Wheeless
On March 27, 2020, Rich Wheeless, entered into a consulting agreement (the “Consulting Agreement”) with the Company and was appointed Chief Financial Officer, with retroactive effectiveness as of March 1, 2020. On April 6, 2020, Rich Wheeless was appointed Chief Executive Officer.
Under the terms of the Consulting Agreement, effective for a period of 36 months, Rich Wheeless will perform the role and duties required by his position within the Company. Regarding the compensation package, Rich Wheeless will be paid in cash (i) US$6,000 per month through December 31, 2020; (ii) US$10,000 per month from January 1, 2021, to December 31, 2021, increased to US$12,000 per month if the annual gross revenues of the Company reach the target for that year; (iii) US12,000 per month January 1, 2022, to December 31, 2022, increased to US$15,000 if the annual gross revenues of the Company reach the target for that year; and (iv) US$15,000 per month from January 1, 2023, to March 1, 2023, increased to US$17,000, if the annual gross revenues of the Company reach the target for that year. Cash bonuses will be payable each year, contingent on the satisfaction of revenue milestone requirements.
In addition, Rich Wheeless was granted 2,000,000 unvested restricted common shares on March 27, 2020. On May 15, 2020, 1,000,000 common shares vested. On July 15, 2020, 500,000 common shares vested. The remaining 500,000 restricted common shares are scheduled to vest on October 15, 2020.
The Company may terminate this Consulting Agreement without cause at any time upon providing the CEO thirty days’ notice, or payment in lieu of such notice. Our CEO may terminate this Consulting Agreement at any time upon giving forty-five days’ notice in writing to the Company.

Options
On May 6, 2020 the Company granted 2,875,000 stock options to directors, and officers of the Company. The options have an exercise price of $0.09 per option and expire on May 6, 2025. Each option is convertible to one common share upon exercise. For more information see Section 6E “Share Ownership”.
C. Board Practices
The role of the Board is as follows:
•
representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. This includes overviewing the financial and human resources the Company has in place to meet its objectives and the review of management performance;

•
protecting and optimizing company performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Board by law and the Company’s Articles and within a framework of prudent and effective controls that enable risk to be assessed and managed;

•
responsible for the overall corporate governance of the Company and its subsidiaries, including monitoring the strategic direction of the Company and those entities, formulating goals for management and monitoring the achievement of those goals;

•	setting, reviewing and ensuring compliance with the Company’s values (including the establishment and observance of high ethical standards); and
•	ensuring shareholders are kept informed of the Company’s performance and major developments affecting its state of affairs.
Responsibilities/functions of the Board include:
•	selecting, appointing and evaluating from time to time the performance of, determining the remuneration of, and planning for the successor of, the CEO;
•	reviewing procedures in place for appointment of senior management and monitoring of its performance, and for succession planning;
•	overseeing the Company, including its control and accountability systems;
•	input into and final approval of management development of corporate strategy, including setting performance objectives and approving operating budgets;
•
reviewing and guiding systems of risk management and internal control and ethical and legal compliance. This includes reviewing procedures in place to identify the main risks associated with the Company’s businesses and the implementation of appropriate systems to manage these risks;

•	overseeing and monitoring compliance with the corporate governance policies;
•	monitoring corporate performance and implementation of strategy and policy;
•	approving major capital expenditure, acquisitions and divestitures, and monitoring capital management;
•	monitoring and reviewing management processes in place aimed at ensuring the integrity of financial and other reporting;
•	monitoring and reviewing policies and processes in place relating to occupational health and safety, compliance with laws, and the maintenance of high ethical standards; and
•	performing such other functions as are prescribed by law or are assigned to the Board.
In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors.
Matters which are specifically reserved for the Board or its committees include the following:
•	appointment of a Chair;
•	appointment and removal of the CEO;

•	appointment of directors to fill a vacancy or as additional directors;
•	establishment of Board committees, their membership and delegated authorities;
•	approval of dividends;
•	development and review of corporate governance principles and policies;
•	approval of major capital expenditure, acquisitions and divestitures in excess of authority levels delegated to management;
•	calling of meetings of shareholders; and
•	any other specific matters nominated by the Board from time to time.
Structure of the Board
The Company’s Articles govern the regulation of meetings and proceedings of the Board. The Board determines its size and composition, subject to the terms of the Articles.
The appointment and expiration dates of each director in office at the date of this report is as follows:
Name	Position	Year First Appointed	Current term expires
Alex Nuttall	Director	2019	2020
Robert Faissal	Director	2019	2020
Brian Storseth	Director	2019	2020
Rich Wheeless	Managing director, CEO, CFO	2020	2020
Further details on each director can be found in “Names, titles, experience and expertise” above.
Term of Directors
At every annual general meeting all directors cease to hold office immediately before the election or appointment of new directors, but are eligible for re-election or re-appointment. The current members of our board of directors were elected (other than Rich Wheeless) at the annual general shareholder meeting held on October 15, 2019, and will hold their director position until the earlier of the next annual general shareholder meeting or appointment of new directors. Rich Wheeless was appointed to the board of directors concurrently with his appointment as an executive officer of the Company on March 20, 2020, and will hold such board position until the earlier of the next annual general shareholder meeting or the appointment of a new director for his board seat.
Board of Directors
The Board of the Company is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at September 30, 2020, the Board comprised of four directors, three of whom were non-executive directors.
D. Employees
As of the end of each of the last three years, the Company employed the following number of people - FTEs:
	2019	2018	2017
Category of Activity
Research and Development	1	1	1
Finance and Administration	10	10	6
Couriers	92	70	59
Total	103	81	66
	2019	2018	2017
Geographic Location
Canada	103	81	66
Total	103	81	66

E. Share Ownership
Directors’ interests in the shares and options of the Company as of September 30, 2020:
Share ownership
The number of common shares in the Company held as of September 30, 2020, by each Director, including their personally related parties, is set out below:
	Number	Percentage
Common shares
Rich Wheeless	2,000,000	2.17%
Brian Storseth	1,200,000	1.30%
Robert Faissal	—	—
Alex Nuttall	—	—
Total	3,200,000	3.47%
Rich Wheeless was granted 2,000,000 unvested restricted common shares on March 27, 2020. On May 15, 2020, 1,000,000 common shares vested. On July 15, 2020, 500,000 common shares vested. The remaining 500,000 restricted common shares are scheduled to vest on October 15, 2020.
On June 9, 2020, the Company agreed to issue 1,200,000 common to 1824400 Alberta Limited, a private company controlled by Brian Storseth, our Chairman of the Board of Directors, to settle all the amounts due under the Business Advisor Service Agreement which had been entered into on June 20, 2019. See Section 7B “Related party transaction” for more information.
Options
On May 6, 2020 the Company granted 2,875,000 stock options to directors and officers of the Company. The options have an exercise price of C$0.09 per option and expire on May 6, 2025. Each option is convertible to one common share upon exercise.
	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	May 6, 2020	May 6, 2025	$0.09
Brian Storseth	500,000	May 6, 2020	May 6, 2025	$0.09
Robert Faissal	400,000	May 6, 2020	May 6, 2025	$0.09
Alex Nuttall	300,000	May 6, 2020	May 6, 2025	$0.09
Item 7.	Major Shareholders and Related Party Transactions
A. Major shareholders
As of September 30, 2020, no shareholder of ParcelPal owns at least 5% of our voting securities.
B. Related party transactions
On June 20, 2019, we entered into a Business Advisor Service Agreement with 1824400 Alberta Limited, a private company controlled by Brian Storseth, our Chairman of the Board of Directors, to provide business advisory services with respect to the expansion of our business activities. On June 5, 2020, the parties mutually agreed to terminate the Business Advisor Service Agreement. The Company has agreed to issue 1,200,000 common shares to 1824400 Alberta Limited to settle all the amounts due under such agreement. This contract was terminated on June 5, 2020, and the shares were issued in full at C$0.15 per share. Under the terms of the Business Advisor Service Agreement, 1824400 Alberta Limited had agreed to provide consulting services to the Company, in particular regarding the expansion of the Company’s operations in Canada, introducing the Company to potential business partners, and assisting the Company in business negotiations.
On October 31, 2018, the Company entered into an unsecured 8% annualized loan agreement (the “October 2018 Loan”), whereby the Company advanced C$250,000 to the borrower. We believe our former CEO held a minority interest in the borrower at the time of the loan. During the year ended December 31, 2018, the Company received the principal balance in full, and C$3,342 of accrued interest related to this loan was impaired.

On July 29, 2018, the Company entered into a 10% annualized unsecured loan agreement (the “July 2018 Loan”) with a third-party vendor, whereby the Company advanced C$60,000 to the vendor. We believe our former CEO owned a small minority interest in the vendor at the time of the loan. On March 20, 2019, the Company advanced an additional C$21,000 to this same vendor. During the year ended December 31, 2019, C$89,374 of the loan was repaid (with interest), and as at September 30, 2020, C$5,266 of accrued interest remains outstanding, which we are working to collect.
The July 2018 Loan and the October 2018 Loan were made to the respective borrowers at a time when the Company was exploring the possibility of entering in the cannabis industry in Canada. The Company had ultimately determined not to enter in the cannabis space, and has no relationship to these borrowers, other than the remaining accrued interests under the July 2018 Loan. Our former CEO is no longer with the Company, so there remains no related party relationship since his departure from the Company in April 2020.
On October 11, 2017, the Company has issued 4,100,000 shares valued at C$266,500 to its officer, directors and its consultants to settle corporate indebtedness of C$205,000 resulting in a loss of C$61,500.
On March 31, 2017, the Company has issued 97,222 units pursuant to debt settlement agreement entered into with a former CEO on March 30, 2017. Each unit consists of one common share and one-half of one share purchase warrant, which entitles the holder to purchase one additional common share of the Company at price of C$0.30 per share for a period of 18 months from the date of issuance.
On March 31, 2017, the Company issued 55,500 units to a former CEO for gross proceeds of C$9,990. Each unit consists of one common share and one share purchase warrant, which entitles the holder to purchase one additional common share of the Company at a price of C$0.30 per share for a period of 18 months.
C. Interests of Experts and Counsel
Not applicable
Item 8.	Financial Information
A. Statements and Other Financial Information
Financial statements are included in Item 18. “Financial Statements” commencing on page F-1.
Legal proceedings
No legal or arbitration proceeding that can have significant impact on our financial position or profitability is pending or is reasonably expected to be pending.
Dividends
There were no dividends paid, recommended, or declared during years 2019, 2018 or 2017.
B. Significant Changes
No significant change has occurred since the date of the annual financial statements included in this Registration Statement on Form 20-F.
Item 9.	The Offer and Listing
A. Offer and listing details
On April 15, 2013, we listed our common shares on the Canadian Securities Exchange (“CSE”) with the trading symbol “PKG”. On December 5, 2016, we listed our common shares on the Frankfurt Stock Exchange (“FSE”) with the trading symbol “PT0”. On January 4, 2017, we listed our common shares on the OTC Venture Marketplace with the trading symbol “PTNYF”.
B. Plan of Distribution
Not applicable

C. Markets
Our common shares are listed on the Canadian Securities Exchange (“CSE”) with the trading symbol “PKG”, on the Frankfurt Stock Exchange (“FSE”) with the trading symbol “PT0”, and on the OTC Venture Marketplace with the trading symbol “PTNYF”.
D. Selling Shareholders
Not applicable
E. Dilution
Not applicable
F. Expenses of the issue
Not applicable
Item 10.	Additional Information
A. Share Capital
As of September 30, 2020, we had 94,869,909 common shares issued and outstanding.
During year 2020:
a)	On July 22, 2020, the Company granted 500,000 options to consultants of the Company. The options have an exercise price of C$0.09 per option and expire within 5 years from the grant date.
b)	On June 30, 2020, the Company issued 300,000 shares in relation to the non-brokered private placement dated June 29, 2020.
c)	On June 24, 2020, the Company issued 600,000 shares to settle a contract with a consultant.
d)	On June 11, 2020, the Company issued 1,200,000 shares to 1824400 Alberta Limited to settle all amounts under the Business Advisor Service Agreement.
e)	On June 9, 2020, the Company issued 270,000 shares to a consultant to settle C$27,000 of debt.
f)	On May 29, 2020 the Company issued 600,000 shares in relation to the non-brokered private placement dated April 14, 2020.
g)	On May 6, 2020, the Company granted 2,875,000 stock options to directors, officers and consultants of the Company. The options have an exercise price of C$0.09 per option and expire on May 6, 2025.
h)	During the three months ended on March 31, 2020, the Company received C$58,650 of subscription receivable.
i)	On March 23, 2020, the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at C$18,500.
j)	On February 21, 2020, 1,000,000 stock options were exercised for proceeds of C$90,000, which were recorded as subscriptions received in advance at December 31, 2019.
k)	On February 11, 2020, the Company issued 416,667 commons shares to settle debt of C$50,000.
l)	On January 30, 2020, the Company granted 250,000 to an employee of the Company, the options have an exercise price of C$0.14 and expire on January 30, 2023. The options vest on January 30, 2021.
m)	On January 14, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at C$20,000.
n)	On January 9, 2020, the Company granted 362,222 stock options to a consultant of the Company. The options have an exercise price of C$0.14 and expire on January 9, 2021.

During the year ended December 31, 2019:
a)
On November 22, 2019, the Company closed a non-brokered private placement financing consisting of 4,071,353 units at a price of C$0.085 per unit for gross proceeds of C$346,065, which were received during the year ended December 31, 2019. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of C$0.15 per share for a period of 24 months from the date of issuance. The Company incurred cash share issuance costs of C$20,442 and issued 48,800 finders’ warrants exercisable at a price of C$0.15 per share for a period of 24 months from the date of grant. The fair value of the finders warrants were fair valued at C$2,034 using the Black Scholes option pricing model.

b)	On September 10, 2019 the Company issued 280,000 common shares at a fair value equivalent to C$37,800 in lieu of fees.
c)	On September 10, 2019 the Company issued 293,020 common shares to settle debt of C$63,000.
d)	On July 30, 2019 the Company issued 500,000 common shares at a fair value equivalent to C$115,000 in lieu of directors’ fees.
e)
On April 8, 2019, the Company issued 171,427 common shares to its officers, directors and consultants to settle corporate indebtedness of C$60,000. The shares fair value was C$60,857, and a loss on debt settlement of C$857 was recorded.

f)	On March 22, 2019, the Company issued 210,000 common shares at a fair value equivalent to C$79,800 in lieu of directors fees.
g)	On January 31, 2019, the Company issued 150,000 common shares to settle debt of C$45,000.
h)	During the year ended December 31, 2019, the Company received C$194,737 of subscriptions receivable in exchange for shares.
i)	During the year ended December 31, 2019, the Company issued 1,275,000 common shares pursuant to exercise of stock options for proceeds of C$256,249.
j)	During the year ended December 31, 2019, the Company issued 2,958,600 common shares pursuant to exercise of warrants for proceeds of C$339,870.
k)	During the year ended December 31, 2019, the Company issued 600,000 common shares at a fair value equivalent to C$132,000 in lieu of directors’ fees.
During the year ended December 31, 2018:
a)	On November 13, 2018, the Company issued 600,000 common shares in lieu of consulting fees, the shares were fair valued at C$180,000.
b)
On October 25, 2018, the Company issued 114,703 common shares valued at C$34,984, to its officers, directors and a consultant to settle corporate indebtedness of C$39,000 resulting in a gain on debt settlement of C$4,016.

c)
On October 17, 2018, the Company completed a non-brokered private placement issuing 2,847,727 units at C$0.35 for gross proceeds of C$996,704, of which C$211,390 has been accounted for as subscription receivable. Each unit consists of one common share and one-half share purchase warrant with each full warrant being exercisable by the holder at C$0.50 per warrant for common shares of the Company for a period of 24 months from date of issuance. The Company incurred cash issue costs of C$86,790 and issued 48,104 finders’ warrants with an exercise price of C$0.50, expiring on October 17, 2020. The finders’ warrants were fair valued at C$10,986 using the Black Scholes option pricing model.

d)	On September 10, 2018, the Company issued 150,000 shares valued at C$46,500 to its officers, directors and a consultant to settle corporate indebtedness of C$27,500 resulting in a loss of C$19,500.
e)	On June 27, 2018, the Company issued 285,000 shares valued at C$59,850 to its officers, directors and a consultant to settle corporate indebtedness of C$57,000 resulting in a loss of C$2,850.

f)
On January 24, 2018, the Company closed a non-brokered private placement financing consisting of 12,304,924 units at a price of C$0.135 per unit for gross proceeds of C$1,661,165, of which C$10,200 was received subsequent to December 31, 2018. Each unit consists of one common share and one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of C$0.20 per share for a period of 24 months from the date of issuance. The Company paid finders’ fees of C$125,077 and issued 760,642 finders’ warrants exercisable at a price of C$0.20 per share for a period of 24 months from the date of grant. The fair value of the finders warrants were fair valued at C$329,286 using the Black Scholes option pricing model.

g)
On January 12, 2018, the Company closed a non-brokered private placement financing consisting of 425,000 units at a price of C$0.0675 per unit for gross proceeds of C$28,688, which were received during year ended December 31, 2017. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of C$0.075 per share for a period of 24 months from the date of issuance.

h)
During the year ended December 31, 2018, the Company issued 9,546,319 common shares upon exercise of warrants for proceeds of C$1,404,342, of which C$68,550 has been accounted as subscription receivable.

i)	During the year ended December 31, 2018, the Company issued 1,981,000 common shares upon exercise of options for proceeds of C$261,065, of which C$55,000 has been accounted as subscription receivable.
During the year ended December 31, 2017:
a)
On October 26, 2017, the Company closed a non-brokered private placement financing consisting of 13,528,500 units at a price of C$0.05 per unit for gross proceeds of C$676,425. 2,000,000 of the shares with a fair value of C$100,000 were issued as payment for prepaid consulting fees. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of C$0.075 per share for a period of 24 months from the date of issuance. The Company paid finders’ fees of C$35,709 cash and issued 820,480 finder’s share purchase warrants valued at C$40,212 exercisable at a price of C$0.075 per share for a period of 24 months from the date of grant.

b)	On October 11, 2017, the Company issued 4,100,000 shares valued at $266,500 to its officer, directors and its consultants to settle corporate indebtedness of C$205,000 resulting in a loss of $61,500.
c)
On March 31, 2017, the Company issued 97,222 units with a fair value of C$16,528 pursuant to a debt settlement agreement entered into with their former CEO to settle debt of C$17,500 resulting in a gain of C$972. Each unit consists of one common share and one-half warrant, which entitles the holder to purchase one additional common share of the Company at price of $0.30 per share for a period of 18 months.

d)
On March 31, 2017, the Company closed a non-brokered private placement financing consisting of 840,500 units at a price of C$0.18 per unit for gross proceeds of C$151,290 of which 45,000 units with a fair value of C$8,100 was for settlement of various debt. Each unit consists of one common share and one share purchase warrant, which entitles the holder to purchase one additional common share of the Company at a price of C$0.30 per share for a period of 18 months. In connection with the private placement, the Company paid a finders’ fees of C$8,640 and issued 60,000 finder’s share purchase warrants (valued at C$4,190) exercisable at a price of C$0.30 per share for a period of 18 months.

e)	During the year ended December 31, 2017, the Company issued 600,000 common shares upon exercise of options for proceeds of C$30,000.
f)	During the year ended December 31, 2017, the Company issued 225,500 common shares upon exercise of warrants for proceeds of C$45,100.
B. Memorandum and Articles of Association
Incorporation
The Company was incorporated in Alberta on March 10, 1997, under the name 730898 Alberta Ltd. On December 10, 1997, we changed our name to First Industrial Capital Corporation. On January 8, 2001, we changed our name to Onbus Technologies Inc. We continued to British Columbia under the Business Corporations Act (British

Columbia) (the “BCBCA”) on June 22, 2006 under the name Royal Monashee Gold Corp. On November 12, 2012, we changed our name to Plus8 Global Ventures Ltd. On March 17, 2016, we changed our name to ParcelPal Technology Inc..
Objects and Purpose
The Company’s Memorandum and Articles of Association (“Articles”) do not contain a description of the Company’s objects and purposes.
Directors
Management of the Company’s Business
The directors of the Company manage and supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the BCBCA or by the Articles, required to be exercised by the Company’s shareholders.
Election and Qualification of Directors
Each director holds office until the Company’s next annual general meeting or until he or she is removed, dies or his office is earlier vacated in accordance with the Company’s Articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on the Company’s board holds office until the Company’s next annual general meeting.
Under the Company’s Articles, a director is not required to hold a share in the authorized capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.
Remuneration of Directors
The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.
Disclosable Interest
Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested (although the BCBCA generally requires a director who is materially interested in a material contract or material transaction, to disclose his or her interest to the Board, and to abstain from voting on any resolution to approve the contract or transaction, failing which the British Columbia Supreme Court may, on application of our Company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the director to account to the Company for any profit or gain realized on it, or both).
Borrowing Powers
The Company’s Articles provide that the Company, if authorized by its directors, may:
•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;
•
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement
Our Articles do not set out a mandatory retirement age for our directors.
Authorized Capital
The Company’s authorized capital consists of an unlimited number of common shares without par value.
Special Rights or Restrictions Attached to Shares
The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the Company’s shareholders and to one vote in respect of each common share held at the record date for each such meeting. The board of directors are entitled, in their discretion, to declare and issue dividends to the holders of common shares, payable in cash, shares, check, assets or debentures or such other form as the board of directors may determine. The holders of common shares will participate pro rata in any distribution of the assets of the Company upon liquidation, dissolution or winding-up or other distribution of the assets of the Company. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of the Company’s securities issued and outstanding at such time ranking in priority to the common shares upon the liquidation, dissolution or winding-up of the Company. Common shares are issued only as fully paid and are non-assessable.
The Company does not currently have preferred stock authorized for issuance.
Subject to any special rights or restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.
Subject to the BCBCA, the directors may, by resolution create one or more classes or series of shares, or, if none of the shares of that particular series are issued, alter the Articles of the Company, as the case may be, to do among other things, one or more of the following:
•	determine the maximum number of shares of that class that the Company is authorized to issue;
•	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
•	create an identifying name for the shares of that series, or alter any such identifying name; and
•	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.
The provisions in our Articles attaching to our common shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares.
With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding common shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.
Options and Warrants
We may issue at any time options or warrants. Each option and each warrant carries the right to acquire one fully-paid non-assessable common share in our capital.
Shareholders
Location of Meetings
The Articles do not restrict the location at which meetings of shareholders may be held, but the location for the meeting must be approved by an ordinary resolution of the shareholders or approved in writing by the British Columbia Registrar of Companies before the meeting is held.

Time to Hold Meetings
The Company’s Articles and the BCBCA provide that the Company’s annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Company’s directors may determine.
Calling Meetings
The Company’s directors may, at any time, call a meeting of shareholders. Under the BCBCA, the holders of not less than five percent of the Company’s issued shares that carry the right to vote at a meeting may requisition the Company’s directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.
Persons Entitled to Attend Meetings
Shareholders entitled to vote at meetings are entitled to attend any meeting of shareholders. In addition, the directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.
Participation at Meetings
Pursuant to Article 8.20, a shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by Article 8.20:
•	each such shareholder or proxy holder shall be deemed to be present at the meeting; and
•	the meeting shall be deemed to be held at the location specified in the notice of the meeting.
Quorum
Under the Company’s Articles, the quorum for the transaction of business at a meeting of our shareholders is one person who is a shareholder, who is present in person or represented by proxy.
C. Material contracts
Goodfood Transportation Services Agreement
On May 26, 2020, the Company entered into a Transportation Services Agreement with Goodfood. Under its terms, ParcelPal will provide same-day delivery courier services for Goodfood’s customers, in Vancouver and Calgary. In particular, ParcelPal shall provide last mile delivery services on behalf of Goodfood, within the markets and days of any week as agreed between the parties. Goodfood shall compensate ParcelPal according to fix rates based on successful deliveries. Either party shall be able to terminate this agreement without cause and at any time, upon giving written notice to the other party. In addition, Goodfood shall be able to terminate the agreement upon giving written notice to ParcelPal if ParcelPal fails to maintain agreed rates of successful deliveries.
Tangiers Notes
On April 14, 2020 the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible note to Tangiers Global, LLC (“Tangiers”) with a face value of US$367,500. Under the terms of the Note, US$250,000 was advanced to the Company on closing, as a result of which the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. Under the terms of the Notes, the Company had the right to an additional US$100,000 upon its request in such amounts and at such date as the parties mutually agree, Under the terms of this second tranche, the Company was to issue to Tangiers an additional 300,000 investment incentive shares. In May 2020, Tangiers funded the second tranche of US$100,000, and the additional incentive shares to Tangiers as provided by the terms of the Note. The maturity date of the first tranche of the April 14, 2020 note is December 1, 2020; and the maturity date of the second tranche of the April 14, 2020 note is December 23, 2020.
The Note bears interest at a one-time guaranteed rate of 10% on the principal sum of each funded tranche and has a maturity date of seven and one-half months from the effective date of each tranche funding. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 65% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.
On June 29, 2020 the Company executed a non-brokered private placement pursuant to which it issued a second unsecured convertible single tranche note to Tangiers with a face value of US$210,000 (“June Note”). Under the terms of the June Note, US$200,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares.
The June Note bears interest at a one-time guaranteed rate of 5% on the principal sum of the funded single tranche, and has a maturity date of seven and one-half months from the effective date of the transaction (or February 14, 2021). The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.08 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.08 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.
On September 29, 2020, the Company executed a non-brokered private placement pursuant to which it issued a third unsecured convertible three tranche note to Tangiers with a face value of US$525,000 (“September Note”). Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 unregistered common shares to Tangiers as investment incentive shares. Also, on October 15, Tangiers funded another US$75,000 and the Company issued an additional 75,000 unregistered common shares to Tangiers as investment incentive shares.
The September Note bears interest at a one-time guaranteed rate of 5% on the principal sum of the funded three tranche, and has a maturity date of six months from the effective date of the transaction (or March 29, 2021). The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.
Platform Agreement with Lineten Technologies
On February 14, 2020, the Company entered into a Platform Agreement with Lineten Technologies Inc. Under this agreement, the Company will integrate its platform with Lineten’s to enhance ParcelPal’s same-day delivery rates for Lineten’s customers. Specifically, Lineten’s will provide the Company with its technical assistance and expertise to fulfil same-day delivery orders ParcelPal receives from Lineten’s customers. To this end, Lineten granted ParcelPal a fully paid-up, worldwide, non-exclusive, royalty-free licence to use its platform for the purposes of completing the deliveries requested, provided that ParcelPal shall not sub-license, assign or otherwise transfer this license to its affiliates or to any third party.

Under the agreement, Lineten shall pay ParcelPal fees based upon the services provided in each month during the effectiveness of the agreement. Either party shall be able to terminate the agreement without cause and at any time, upon giving written notice to the other party. In addition, each party shall be able to terminate the agreement according to the conditions expressed therein, including in the case of any material breach of any of its terms.
Transportation Agreement with Amazon
On September 24, 2017, the Company entered into a Transportation Agreement with Amazon. Under the terms of the Transportation Agreement, the Company will provide transportation, delivery, and related services in Vancouver. The services will be provided under the instructions given by Amazon with respect to each delivery order. Amazon has the right to engage third parties that are not affiliated with ParcelPal to perform similar services. In addition, Amazon does not commit to any minimum volume work orders in favor of ParcelPal.
Under the terms of the agreement, Amazon shall pay ParcelPal fees based upon rated agreed upon for each order. Either party may terminate this agreement at any time, with or without cause, upon given written notice to the other party.
D. Exchange controls
There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 25% withholding tax pursuant to the Income Tax Act (Canada). Provided a United States resident is entitled to the benefit of the reciprocal tax treaty between Canada and the United States, such rate is generally reduced to 15% (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company).
Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the common shares of the Company.
The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.
The Investment Canada Act generally prohibits implementation of an acquisition of control of a Canadian business that exceeds the applicable financial threshold for review by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non- Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The financial thresholds for review vary according to the nationality of the investor, whether the investor is a state-owned enterprise and whether the Canadian business carries on any of the prescribed list of cultural activities set out in the Investment Canada Act. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. An acquisition resulting in the purchaser holding one third or more, but less than a majority, of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares. Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.
E. Taxation
U.S. Taxation
This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares. It applies only to ordinary shares that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares that is a member of a class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10% or more of the stock of the Company, a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local, non-U.S, or other tax laws, nor does it address the 3.8% U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of ordinary shares.
For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares who holds such ordinary shares as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organised in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
If a partnership holds the ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares.
Distributions
Subject to the Passive Foreign Investment Company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.
Dividends paid to a non-corporate U.S. holder on shares will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Canada income tax treaty (“the Treaty”) is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
The amount of any cash distribution paid in any foreign currency will be equal to the U.S. dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the U.S. holder, regardless of whether and when the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.
Dividends will be income from sources outside the United States, and generally will be “passive category” income or, for certain taxpayers, “general category” income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisors with respect to these matters.

Sale, Exchange or other Disposition of Ordinary Shares
Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of ordinary shares will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in those ordinary shares. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares sold. There are limitations on the deductibility of capital losses.
The U.S. dollar value of any foreign currency received upon a sale or other disposition of ordinary shares will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes. If such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.
Passive Foreign Investment Company
A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•
75% or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

•
50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.
U.S. Information Reporting and Back-up Withholding
Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Back-up withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from back-up withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service (“IRS”) Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

Back-up withholding is not an additional tax. Amounts withheld as back-up withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the back-up withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
Information With Respect to Foreign Financial Assets
Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. If a U.S. holder does not include in such holder’s gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than $5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder’s federal tax return. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of the foregoing or other United States informational reporting requirements to our ordinary shares in light of their particular circumstances.
British Columbia Tax Considerations
Certain Canadian Federal Income Tax Information for United States Residents
The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”) and at all relevant times, is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.
Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.
This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.
This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.
Dividend
Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.
The Company is required to withhold Part XIII tax from each dividend, and remit the withheld amount directly to the Receiver General of Canada for the account of the shareholder. U.S. Holders entitled to reduced withholding under the Treaty must provide the Company with certain information to ensure the correct amount of tax is withheld. The Company will provide U.S. Holders with a summary of withholdings annually. U.S. Holders are not required to file a separate income tax return to report dividends received from the Company in a given year.
Disposition
A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.
Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing.
Even a common share is taxable Canadian Property to a U.S. Holder, a capital gain resulting of the disposition of that share will not be included in computing the U.S. Holder’s taxable income for the purposes of the Tax Act, provided that the share constitutes “treaty-protected property” of such U.S. Holder. Common shares owned by a U.S. Holder will generally be treaty-protected property if the gain from the disposition of such share would, because of the Treaty, be exempt from tax under the Tax Act.
U.S. Holders holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisers in advance of any disposition or deemed disposition thereof under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.
If a U.S. Holder realizes a capital gain or capital loss from the disposition of a common shares that constitutes taxable Canadian property and is not treaty-protected property for the purposes of the Tax Act, the capital gain or capital loss is the amount, if any, by which the U.S. Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average cost base for identical properties. Generally, one-half of a capital gain (“taxable capital gain”) is included in income form Canadian tax purposes in the year of disposition and one-half of a capital loss (“allowable capital loss”) must be deducted from taxable capital gains realized by the U.S. Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back up to three years, or forward indefinitely, and deducted against net taxable capital gains in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such U.S. Holders should consult their own tax advisors.
F. Dividends and paying agents
Not applicable
G. Statement by experts
The audited financial statements of ParcelPal as of and for the year ended December 31, 2019, 2018 and 2017 appearing in this registration statement, have been audited by Dale Matheson Carr-Hilton Labonte LLP, independent registered public accounting firm, located at 1500 - 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of the firm as experts in accounting and auditing.

H. Documents on Display
The Company files information with the SEC via EDGAR. The SEC maintains an Internet site that contains annual reports, information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.
Documents concerning the Company which are referred to in this Form 20-F may be inspected at the offices of Wiklow Proactive Corporate Services, Suite 202, 5626 Larch Street, Vancouver, BC V6M 4E1. In addition, the Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).
As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our combined financial statements prepared in accordance with IFRS and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.
I. Subsidiary Information
Not applicable
Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $728,966 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.
Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk. We do not have any interest rate sensitive instruments in our portfolio that create a material exposure to changes in interest rates.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.
Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.
Item 12.	Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.

C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
This item is not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds
This item is not applicable.
Item 15.	Controls and Procedures
This item is not applicable.
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert
This item is not applicable.
Item 16B.	Code of Ethics
This item is not applicable.
Item 16C.	Principal Accounting Fees and Services
This item is not applicable.
Item 16D.	Exemptions from the Listing Standards for Audit Committees
This item is not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
This item is not applicable.
Item 16F.	Changes in registrant’s Certifying Accountant
This item is not applicable.
Item 16G.	Corporate Governance
This item is not applicable.
Item 16H.	Mine Safety Disclosure
This item is not applicable.
PART III
Item 17.	Financial Statements
Refer to “Item 18 – Financial Statements” below
Item 18.	Financial Statements
The financial statements filed as part of this Registration Statement commencing on page F-1.
Item 19.	Exhibits
See exhibits index.

Amended and Restated Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the shareholders and the board of directors of ParcelPal Technology Inc.
Opinion on the Financial Statements
We have audited the accompanying statements of financial position of ParcelPal Technology Inc. (the “Company”) as of December 31, 2019, 2018 and 2017, the related statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years ended December 31, 2019, 2018 and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Restatement of Previously Issued Financial Statements
As discussed in Note 2 to the financial statements, the December 31, 2019, 2018 and 2017 financial statements have been restated to correct a misstatement.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS
We have served as the Company’s auditor since 2014

Vancouver, Canada

August 4, 2020, except for the effects of the restatement as discussed in Note 2 and right of use assets as discussed in Notes 6 and 12 to the consolidated financial statements, as to which the date is December 7, 2020.

ParcelPal Technology Inc.
Amended and Restated Statements of Financial Position
(Expressed in Canadian Dollars)
		December 31, 2019 $ (Restated)	December 31, 2018 $ (Restated)	December 31, 2017 $ (Restated)
ASSETS
Current assets
Cash		295,593	2,079,986	54,887
Accounts receivable	3	745,002	605,342	359,510
Subscriptions receivable	8	72,875	—	—
Prepaid expenses		3,019	5,392	62,704
Loan receivable	4	1,874	62,548	—
		1,118,363	2,753,268	477,101
Intangible asset	7	—	19,100	55,200
Right-of-use assets	6	210,257	559,925	509,677
Total assets		1,328,620	3,332,293	1,041,978
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	9	589,257	334,661	220,239
Sales tax payable		102,597	121,333	12,285
Lease obligations - current	12	196,957	306,562	125,339
		888,811	762,556	357,863
Lease obligations	12	5,841	202,798	280,187
Total liabilities		894,652	965,354	638,050
SHAREHOLDERS’ EQUITY
Share capital	8	9,367,691	7,693,401	3,315,693
Subscriptions received in advance		100,240	—	37,688
Subscriptions receivable	8	—	(345,140)	—
Contributed surplus		3,020,617	2,462,746	830,239
Deficit		(12,054,580)	(7,444,068)	(3,779,692)
Total shareholders’ equity		433,968	2,366,939	403,928
Total liabilities and shareholders’ equity		1,328,620	3,332,293	1,041,978
Nature of operations and going concern (Note 1)
Commitments (Note 12)
Subsequent events (Note 14)
Approved by the Board of Directors

“Rich Wheeless”	Director	“Brian Storseth”	Director
The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Amended and Restated Statements of Loss and Comprehensive Loss
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
	Notes	2019 $ (Restated)	2018 $ (Restated)	2017 $ (Restated)
SALES	3	4,782,865	3,369,630	373,655
COST OF SALES		(4,336,556)	(2,883,176)	(305,481)
GROSS PROFIT		446,309	486,454	68,174
EXPENSES
Amortization	6,7	19,100	36,100	36,500
Consulting fees	9	860,248	815,060	557,029
Foreign exchange		12,243	1,029	30
Interest expense	12	29,958	49,669	4,682
Marketing and promotion		1,586,284	470,394	42,028
Management & director fees	9	190,800	108,000	27,500
Office and miscellaneous		994,124	551,313	215,610
Professional fees		124,550	119,713	59,444
Regulatory and filing fees		48,924	27,654	26,053
Salaries		358,074	—	—
Share-based compensation	9	776,962	1,548,784	472,296
Travel and accommodation		62,459	97,328	4,912
		(5,063,726)	(3,825,044)	(1,446,084)
Loss before other items		(4,617,417)	(3,338,590)	(1,377,910)
Other items:
Loss on debt settlement		857	18,334	60,528
Interest income	4	(7,762)	(5,890)	—
Impairment of marketable securities	5	—	300,000	—
Impairment of loan receivable	4	—	13,342	—
		(6,905)	325,786	60,528
Loss and comprehensive loss for the year		(4,610,512)	(3,664,376)	(1,438,438)
Basic and diluted loss per share		(0.06)	(0.06)	(0.05)
Weighted average number of shares outstanding – basic and diluted		80,778,869	66,902,789	30,280,099
The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Amended and Restated Statements of Changes in Shareholders’ Equity - Restated
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
	Number of shares	Amount $	Contributed Surplus $	Subscriptions receivable $	Subscriptions received in advance $	Deficit (Restated) $	Total (Restated) $
Balance, December 31, 2016	28,788,558	2,196,330	335,812	(5,000)	—	(2,341,254)	185,888
Shares issued pursuant to:
Private placement	14,369,000	827,715	—	—	—	—	827,715
Debt settlement	4,197,222	283,028	—	—	—	—	283,028
Warrant exercise	225,500	45,100	—	5,000	—	—	50,100
Option exercise	600,000	52,271	(22,271)	—	—	—	30,000
Issue costs	—	(88,751)	44,402	—	—	—	(44,349)
Share-based compensation	—	—	472,296	—	—	—	472,296
Subscriptions received in advance	—	—	—	—	37,688	—	37,688
Net and comprehensive loss for the year	—	—	—	—	—	(1,438,438)	(1,438,438)
Balance, December 31, 2017	48,180,280	3,315,693	830,239	—	37,688	(3,779,692)	403,928
Shares issued pursuant to:
Private placements	15,577,651	2,686,557	—	(221,590)	(28,688)	—	2,436,279
Warrant exercises	9,546,319	1,492,780	(88,438)	(68,550)	—	—	1,335,792
Option exercises	1,981,000	429,176	(168,111)	(55,000)	—	—	206,065
Debt settlement	549,703	141,334	—	—	(9,000)	—	132,334
In lieu of consulting fees	600,000	180,000	—	—	—	—	180,000
Issue costs	—	(211,867)	—	—	—	—	(211,867)
Broker warrants	—	(340,272)	340,272	—	—	—
Share-based compensation	—	—	1,548,784	—	—	—	1,548,784
Net and comprehensive loss for the year	—	—	—	—	—	(3,664,376)	(3,664,376)
Balance, December 31, 2018	76,434,953	7,693,401	2,462,746	(345,140)	—	(7,444,068)	2,366,939
Shares issued pursuant to:
Private placements	4,071,353	344,031	2,034	—	—	—	346,065
Warrant exercises	2,958,600	355,287	(15,417)	—	—	—	339,870
Option exercises	1,275,000	461,957	(205,708)	—	—	—	256,249
Debt settlement	614,447	168,857	—	—	—	—	168,857
In lieu of consulting fees	1,590,000	364,600	—	—	—	—	364,600
Issue costs	—	(20,442)	—	—	—	—	(20,442)
Subscriptions received	—	—	—	345,140	100,240	—	445,380
Share-based compensation	—	—	776,962	—	—	—	776,962
Net and comprehensive loss for the year	—	—	—	—	—	(4,610,512)	(4,610,512)
Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	—	100,240	(12,054,580)	433,968
The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Amended and Restated Statements of Cash Flows
For the Years Ended December 31
(Expressed in Canadian Dollars)
	2019 $ (Restated)	2018 $ (Restated)	2017 $ (Restated)
Operating activities
Loss for the year	(4,610,512)	(3,664,376)	(1,438,438)
Add non-cash items:
Amortization	368,768	351,681	55,039
Share-based compensation	776,962	1,548,784	472,296
Accrued interest	(7,700)	(5,890)	3,264
Impairment of loan receivable	—	13,342	—
Impairment of marketable securities	—	300,000	—
Shares issued in lieu of consulting fees	364,600	180,000	9,000
Loss on debt settlement	857	18,334	55,528
Changes in non-cash working capital items
Sales tax payable	(18,736)	97,208	12,747
Prepaid expenses	2,373	71,009	(61,298)
Accounts receivable	(139,660)	(245,832)	(340,721)
Accounts payable and accrued liabilities	572,999	237,422	480,016
Net cash flows used in operating activities	(2,690,049)	(1,098,318)	(752,567)
Investing activities
Deposit paid on leased equipment	—	(34,125)	(116,062)
Advances of loans receivable	(21,000)	(375,000)	—
Repayment of loans receivable	89,374	250,000	—
Purchase of marketable securities	—	(245,000)	—
Net cash flows provided by (used in) investing activities	68,374	(404,125)	(116,062)
Financing activities
Proceeds from private placements	273,190	2,427,279	719,615
Share issuance costs	(20,442)	(211,867)	(44,349)
Exercise of options	256,249	206,065	30,000
Exercise of warrants	339,870	1,335,792	50,100
Lease payments	(306,562)	(229,727)	(10,354)
Subscriptions received in advance	100,240	—	28,688
Subscriptions receivable	194,737	—	—
Net cash flows provided by financing activities	837,282	3,527,542	773,700
Change in cash during the year	(1,784,393)	2,025,099	(94,929)
Cash – beginning of the year	2,079,986	54,887	149,816
Cash – end of the year	295,593	2,079,986	54,887
Supplemental cash flow Note 13
Income Tax	—	—	—
Interest paid	29,958	49,669	4,682
The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
1. NATURE OF OPERATIONS AND GOING CONCERN
ParcelPal Technology Inc. (“the Company”) is currently engaged in on-demand local delivery services and the continued development of its on-demand local delivery service application (“ParcelPal”). The Company was incorporated in Alberta on March 10, 1997. On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia. The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG” and on the Frankfurt Stock Exchange under the symbol “PTO”.
These financial statements have been prepared under the assumption that the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Realization values may be substantially different from the carrying values as shown, and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.
The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.
2. BASIS OF PRESENTATION (Restated)
Statement of Compliance
These financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). These financial statements were approved by the Board of Directors and authorized for issue on December 7, 2020.
Basis of measurements
These financial statements have been prepared on a historical cost basis, except for items measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. The financial statements are presented in Canadian dollars, unless otherwise noted.
Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.
Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value measurements for financial instruments, estimating allowances for doubtful accounts receivable, the recoverability of loans receivable, estimating useful lives of equipment, the recoverability and measurement of deferred tax assets, and estimating the fair value for share-based payment transactions.
Significant judgements
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the statements relate to the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty and the classification of financial instruments.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
Financial Instruments
Recognition and Classification
The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument.
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.
Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.
The following table shows the classification of its financial assets and liabilities under IFRS 9:
Classification IFRS 9
Cash	Amortized cost
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Marketable securities	FVTPL
Loans receivable	Amortized cost
Lease obligation	Amortized cost
Measurement
Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive loss.
Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.
Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss.
Impairment of financial assets at amortized cost
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.
Derecognition
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statements of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive loss.
Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets.
Leases
At the inception of a contract, the Company assesses whether a contract is or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right- of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or remove the underlying asset.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise the following:
•	Fixed payments, including in-substance fixed payments;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;
•	Amounts expected to be payable under a residual value guarantee; and
•
The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an option renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the statement of comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
The Company has elected to not recognize right-of-use assets and lease liabilities for short-term lease of assets that have a lease term of 12 months or less and leases of low-value assets, such as IT equipment. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.
Revenue from Contracts with Customers
The Company’s revenue is generated from a work contract established with one major customer and from other individual customers on demand. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenues is recognized when services are rendered or delivery of goods is completed.
Performance Obligations
Based on the criteria outlined in IFRS 15, the Company’s primary performance obligation relating to its sales contracts with customers is the delivery of the product or products by an agreed upon time.
Transaction Price
Based on the criteria outlined in IFRS 15, the Company determined that the transaction price is based upon scheduled and on demand or same day rates. As the Company has one primary performance obligation, that is making the required deliveries on time, the entire transaction price is allocated to the completion of deliveries.
Once the Company’s performance obligation of completing the required deliveries on time, the Company’s obligation is met and the Company recognizes revenue.
Foreign currency translation
The functional currency of the Company is determined using the currency of the primary economic environment in which the Company operates. The functional and presentation currency, as determined by management, of the Company is the Canadian dollar.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non- monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statements of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non- monetary items are recognized in other comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in comprehensive loss, the exchange component is also recognized in comprehensive loss.
Loss per share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the net loss for the year and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options granted to employees and warrants outstanding. The weighted average number of diluted shares is calculated in accordance with the treasury stock method. The treasury stock method assumes that the proceeds received from

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price during the year. Because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.
Income taxes
Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case the income tax is also recognized in other comprehensive loss or directly in equity, respectively.
Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.
Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred tax
Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
Equipment
Leased vehicles are recorded at cost and amortized over the estimated term of the lease or the expected life of the asset if the Company has included payments to acquire the asset at the end of the lease. Equipment that is withdrawn from use or has no reasonable prospect of being recovered through use or sale, are regularly identified and written off. Subsequent expenditures relating to an item of equipment are capitalized when it is probable that future economic benefits from the use the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance.
Intangibles
The Company records internally-generated intangible assets at cost less accumulated amortization and accumulated impairment losses.
Intangible assets in use are amortized on a straight-line basis over their estimated useful life of 3 years. Intangible assets under development and not ready for use are not amortized.
Research and development
Research costs are expensed when incurred. Internally-generated software costs, including personnel costs of the Company’s development group, are capitalized as intangible assets when the Company can demonstrate that the technological feasibility of the project has been established; the Company intends to complete the asset for use or sale

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. The Company did not have any development costs that met the capitalization criteria for the year ended December 31, 2019.
Share-based payments
The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.
Any consideration paid by plan participants on the exercise of stock options is credited to share capital.
Valuation of equity units issued in private placements
The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of common shares issued in private placements was determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to attached warrants. Any fair value attributed to warrants issued in private placements is recorded to reserves.
Impairment of assets
The Company performs impairment tests on its long-lived assets, including intangible assets, when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of the depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.
The CGU’s recoverable amount is evaluated using the higher of the fair value less costs to sell or value in use. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount.
Restatement of previously reported financial statements
The Company has determined that its initial application of IFRS 16 Leases was incorrect and resulted in a material misstatement. The Company previously discounted lease payments using the interest rate implicit in the lease to determine the lease liabilities and right-of-use assets. In determining the present value of the lease payments the Company also included non-refundable sales tax as part of the lease payments and residual value guarantees. The Company has determined this was not the appropriate method to determine the present value of the lease payments

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
as the Company was not able to determine the correct interest rate implicit in the lease and should not have included non-refundable sales tax as part of the lease payments. Therefore, the Company has revalued its lease liabilities and right-of-use assets using the Company’s discount rate at the time of the lease and has excluded sales tax from the present value calculation and residual value guarantees based on an expected value of the right-of-use assets. The revised lease liability calculations do not include a residual value guarantee obligation. The Company has used an incremental borrowing rate with a range of 6.88% to 9.75% and an average rate of 8.29% to calculate the present value of the lease payments. The change in measurement has resulted in changes to the right-of-use asset balances at initial measurement, the lease liability balances at initial measurement and depreciation and interest amounts over the fiscal periods being restated.
In addition to the re-measurement of the lease liabilities and right-of-use assets the Company determined that the amortization expense related to the vehicle leases should be included as cost of sales and not as an operating expense.
The following table summarizes the effect of the adjustment described above on the Company’s statement of financial position:
As at December 31, 2019	Previously reported $	Adjustment $	Restated $
Right-of-use asset	182,730	27,527	210,257
Total assets	1,301,093	27,527	1,328,620
Lease obligations - current	207,520	(10,563)	196,957
Lease obligations	11,581	(5,740)	5,841
Total liabilities	910,955	(16,303)	894,652
Deficit	(12,098,410)	43,830	(12,054,580)
Total shareholders’ equity	390,138	43,830	433,968
As at December 31, 2018	Previously reported $	Adjustment $	Restated $
Right-of-use asset	724,437	(164,512)	559,925
Total assets	3,496,805	(164,512)	3,332,293
Lease obligations - current	212,372	94,190	306,562
Lease obligations	617,614	(414,816)	202,798
Total liabilities	1,285,980	(320,626)	965,354
Deficit	(7,600,182)	156,114	(7,444,068)
Total shareholders’ equity	2,210,825	156,114	2,366,939
As at December 31, 2017	Previously reported $	Adjustment $	Restated $
Right-of-use asset	564,695	(55,018)	509,677
Total assets	1,096,996	(55,018)	1,041,978
Sales tax payable	12,747	(462)	12,285
Lease obligations - current	123,599	1,740	125,339
Lease obligations	338,520	(58,333)	280,187
Total liabilities	695,105	(57,055)	638,050
Deficit	(3,781,729)	2,037	(3,779,692)
Total shareholders’ equity	401,891	2,037	403,928

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
The following table summarizes the effect of the adjustment described above on the Company’s statement of loss and comprehensive loss:
For the year ended December 31, 2019	Previously reported $	Adjustment $	Restated $
Cost of Sales	(3,986,888)	(349,668)	(4,336,556)
Gross margin	795,977	(349,668)	446,309
Amortization	253,735	(234,635)	19,100
Interest	56,812	(26,854)	29,958
Office and miscellaneous	970,019	24,105	994,124
Operating expenses	5,301,110	(237,384)	5,063,726
Net Loss	(4,498,228)	(112,284)	(4,610,512)
For the year ended December 31, 2018	Previously reported $	Adjustment $	Restated $
Cost of Sales	(2,567,595)	(315,581)	(2,883,176)
Gross margin	802,035	(315,581)	486,454
Amortization	448,697	(412,597)	36,100
Interest	135,849	(86,180)	49,669
Office and miscellaneous	522,194	29,119	551,313
Operating expenses	4,294,702	(469,658)	3,825,044
Net Loss	(3,818,453)	154,077	(3,664,376)
For the year ended December 31, 2017	Previously reported $	Adjustment $	Restated $
Cost of Sales	(286,942)	(18,539)	(305,481)
Gross margin	86,713	(18,539)	68,174
Amortization	55,686	(19,186)	36,500
Interest	6,072	(1,390)	4,682
Operating expenses	1,466,660	(20,576)	1,446,084
Net Loss	(1,440,475)	2,037	(1,438,438)

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
The following table summarizes the effect of the adjustment described above on the Company’s statement of cash flows:
For the year ended December 31, 2019	Previously reported $	Adjustment $	Restated $
Loss for the year	(4,498,228)	(112,284)	(4,610,512)
Amortization	253,735	115,033	368,768
Net cash flows used in operating activities	(2,692,798)	2,749	(2,690,049)
Payment of lease obligation	(303,813)	(2,749)	(306,562)
Net cash flows provided by financing activities	840,031	(2,749)	837,282
For the year ended December 31, 2018	Previously reported $	Adjustment $	Restated $
Loss for the year	(3,818,453)	154,077	(3,664,376)
Amortization	448,697	(97,016)	351,681
Net cash flows used in operating activities	(1,155,379)	57,061	(1,098,318)
Payment of lease obligation	(172,666)	(57,061)	(229,727)
Net cash flows provided by financing activities	3,584,603	(57,061)	3,527,542
For the year ended December 31, 2017	Previously reported $	Adjustment $	Restated $
Loss for the year	(1,440,475)	2,037	(1,438,438)
Amortization	55,686	(647)	55,039
Accrued interest – lease obligation	3,544	(280)	3,264
Net cash flows used in operating activities	(753,677)	1,110	(752,567)
Payment of lease obligation	(9,244)	(1,110)	(10,354)
Net cash flows provided by financing activities	774,810	(1,110)	773,700
3. ACCOUNTS RECEIVABLE
	December 31, 2019 $	December 31, 2018 $
Accounts receivable	745,002	605,342
As at December 31, 2019 all of the Company’s accounts receivable are current, and accordingly no provision for doubtful accounts, was made.
One customer accounted for 98% of accounts receivable at December 31, 2019 (2018 – 100% of accounts receivable) and 99% (2018 – 100%) of total revenues during the year ended December 31, 2019.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
4. LOAN RECEIVABLE
On July 29, 2018 the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $60,000 to the vendor. On March 20, 2019, the Company advanced an additional $21,000 to the vendor. The loan is unsecured, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2019 $89,374 of the loan was repaid and as at December 31, 2019 $1,874 remains outstanding.
On October 31, 2018, the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $250,000 to the vendor. The loan is unsecured, bears interest at 8% annually and is due on demand. During the year ended December 31, 2018, the Company accrued $3,342 of interest, related to this loan. During the year ended December 31, 2018, the Company received the principal balance in full and the accrued interest was impaired.
During the year ended December 31, 2018, the Company advanced $65,000 to an arm’s length vendor. The Company agreed to partially settle $55,000 of the amount advanced for 1,695,652 shares of 152 Tech Solutions Ltd. (note 5). The advance was unsecured, non-interest bearing and due on demand. During the year ended December 31, 2018, the Company impaired the outstanding balance of $10,000 due to uncertainty of collectability.
5. MARKETABLE SECURITIES
On April 10, 2018, the Company acquired 1,695,652 shares of 152 Tech Solutions Ltd. valued at $300,000 in exchange for the conversion of $55,000 of advances (Note 4) and the payment of $245,000. 152 Tech Solutions Ltd. is a private entity and therefore has no active market for its shares. During the year ended December 31, 2018, the Company impaired the investment to $nil.
6. RIGHT-OF-USE ASSETS (Restated)
Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at December 31, 2019 and December 31, 2018 are as follows:
Vehicles $
Cost
Balance, December 31, 2017	528,216
Additions	365,830
Balance, December 31, 2018 and 2019	894,046
Accumulated amortization
Balance, December 31, 2017	18,539
Amortization	315,581
Balance, December 31, 2018	334,121
Amortization	349,668
Balance, December 31, 2019	683,789
Net Book Value
Balance, December 31, 2018	559,925
Balance, December 31, 2019	210,257

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
During the year ended December 31, 2019 $349,668 (2018 - $315,581) of amortization was included in cost of sales.
7. INTANGIBLE ASSET
Application software $
Cost
Balance, December 31, 2019 and December 31, 2018	110,000
Accumulated amortization
Balance, December 31, 2017	54,800
Amortization	36,100
Balance, December 31, 2018	90,900
Amortization	19,100
Balance, December 31, 2019	110,000
Net Book Value
Balance, December 31, 2018	19,100
Balance, December 31, 2019	—
8. SHARE CAPITAL Common Shares
Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.
Issued:
During the year ended December 31, 2019:
a)	On January 31, 2019 the Company issued 150,000 common shares to settle debt of $45,000. The shares were fair valued at $45,000 and no gain or loss on debt settlement was recorded.
b)	On March 22, 2019 the Company issued 210,000 common shares in lieu of fees, the shares were fair valued at $79,800.
c)	The Company received $194,737 of subscriptions receivable.
d)
On April 8, 2019, the Company issued 171,427 common shares to its officers, directors and consultants to settle corporate indebtedness of $60,000, the shares were fair valued at $60,857 and a loss on debt settlement of $857 was recorded.

e)	The Company issued 1,275,000 common shares pursuant to exercise of stock options for proceeds of $256,249.
f)	The Company issued 2,958,600 common shares pursuant to exercise of warrants for proceeds of $339,870.
g)	The Company issued 600,000 common shares in lieu of fees, the shares were fair valued at $132,000.
h)	On September 10, 2019 the Company issued 293,020 common shares to settle debt of $63,000, the shares were fair valued at $63,000 and no gain or loss on debt settlement was recorded.
i)	On July 30, 2019 the Company issued 500,000 common shares in lieu of fees, the shares were fair valued at $115,000.
j)	On September 10, 2019 the Company issued 280,000 common shares in lieu of fees, the shares were fair valued at $37,800.
k)
On November 22, 2019, the Company closed a non-brokered private placement financing consisting of 4,071,353 units at a price of $0.085 per unit for gross proceeds of $346,065. Each unit consists of one

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of $0.15 per share for a period of 24 months from the date of issuance. The Company incurred cash share issuance costs of $20,442 and issued 48,800 finders’ warrants exercisable at a price of $0.15 per share for a period of 24 months from the date of grant. The fair value of the finders warrants were fair valued at $2,034 using the Black Scholes option pricing model. As at December 31, 2019, the Company had $72,875 in subscriptions receivable relating to the private placement.
During the year ended December 31, 2018:
a)
On January 12, 2018, the Company closed a non-brokered private placement financing consisting of 425,000 units at a price of $0.0675 per unit for gross proceeds of $28,688, which were received during year ended December 31, 2017. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of $0.075 per share for a period of 24 months from the date of issuance.

b)
On January 24, 2018, the Company closed a non-brokered private placement financing consisting of 12,304,924 units at a price of $0.135 per unit for gross proceeds of $1,661,165, of which $10,200 was received subsequent to December 31, 2018. Each unit consists of one common share and one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of $0.20 per share for a period of 24 months from the date of issuance. The Company paid finders’ fees of $125,077 and issued 760,642 finders’ warrants exercisable at a price of $0.20 per share for a period of 24 months from the date of grant. The fair value of the finders warrants were fair valued at $329,286 using the Black Scholes option pricing model.

c)	On June 27, 2018, the Company issued 285,000 shares valued at $59,850 to its officers, directors and a consultant to settle corporate indebtedness of $57,000 resulting in a loss of $2,850.
d)	On September 10, 2018, the Company issued 150,000 shares valued at $46,500 to its officers, directors and a consultant to settle corporate indebtedness of $27,500 resulting in a loss of $19,500.
e)
On October 17, 2018, the Company completed a non-brokered private placement issuing 2,847,727 units at $0.35 for gross proceeds of $996,704, of which $211,390 has been accounted for as subscription receivable. Each unit consists of one common share and one-half share purchase warrant with each full warrant being exercisable by the holder at $0.50 per warrant for common shares of the Company for a period of 24 months from date of issuance. The Company incurred cash issue costs of $86,790 and issued 48,104 finders’ warrants with an exercise price of $0.50, expiring on October 17, 2020. The finders’ warrants were fair valued at $10,986 using the Black Scholes option pricing model.

f)
On October 25, 2018, the Company issued 114,703 common shares valued at $34,984, to its officers, directors and a consultant to settle corporate indebtedness of $39,000 resulting in a gain on debt settlement of $4,016.

g)	On November 13, 2018, the Company issued 600,000 common shares in lieu of consulting fees, the shares were fair valued at $180,000.
h)
During the year ended December 31, 2018, the Company issued 9,546,319 common shares upon exercise of warrants for proceeds of $1,404,342, of which $68,550 has been accounted as subscription receivable.

i)	During the year ended December 31, 2018, the Company issued 1,981,000 common shares upon exercise of options for proceeds of $261,065, of which $55,000 has been accounted as subscription receivable.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
Stock Options
The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.
The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $
Balance, December 31, 2017	4,535,000	0.12
Granted	8,775,000	0.26
Exercised	(1,981,000)	0.13
Expired	(500,000)	0.13
Balance, December 31, 2018	10,829,000	0.24
Granted	3,400,000	0.15
Exercised	(1,275,000)	0.20
Expired	(655,000)	0.24
Forfeited	(1,925,000)	0.24
Balance, December 31, 2019	10,374,000	0.22
Unvested	(1,900,000)	0.11
Exercisable at December 31, 2019	8,474,000	0.25
Pursuant to the exercise of stock options the Company reallocated $205,708 (2018 - $168,111) of contributed surplus to share capital. Pursuant to the exercise of warrants the Company reallocated $15,417 (2018 - $88,438) of contributed surplus to share capital.
During the year ended December 31, 2019, the Company recorded share-based payments expense of $776,962 (2018 - $1,548,784) pursuant to the vesting of previously granted options and the granting of options to consultants of the Company. The Company fair values options using the Black-Scholes option pricing model using the following assumptions:
	December 31, 2019	December 31 2018
Weighted average fair value of options granted	$0.04	$0.05
Risk-free interest rate	1.15%-1.8%	1.88%-2.2%
Estimated life	5.00 years	5.00 years
Expected volatility	112%-122%	123%-127%
Expected dividend yield	0.00%	0.00%
As at December 31, 2019 the following options were outstanding and exercisable:
Expiry Date	Exercise price $	Remaining life (years)	Options outstanding	Unvested	Vested
January 5, 2020	0.20	0.01	100,000	—	100,000
May 5, 2020	0.14	0.35	100,000	—	100,000
June 1, 2020	0.16	0.42	150,000	—	150,000
November 17, 2022	0.16	2.88	150,000	—	150,000
November 28, 2022	0.18	2.91	550,000	—	550,000

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
Expiry Date	Exercise price $	Remaining life (years)	Options outstanding	Unvested	Vested
December 6, 2022	0.17	2.93	1,100,000	—	1,100,000
January 21, 2023	0.32	3.06	2,049,000	—	2,049,000
May 1, 2023	0.24	3.33	500,000	—	500,000
June 28, 2023	0.20	3.49	225,000	—	225,000
August 15, 2023	0.21	3.62	400,000	—	400,000
August 31, 2023	0.27	3.67	1,100,000	—	1,100,000
November 22, 2023	0.26	3.90	150,000	—	150,000
December 13, 2023	0.25	3.95	750,000	—	750,000
February 14, 2024	0.295	4.13	500,000	—	500,000
May 2, 2024	0.27	4.34	150,000	—	150,000
May 17, 2024	0.245	4.41	200,000	—	200,000
June 17, 2024	0.245	4.47	300,000	—	300,000
October 7, 2024	0.09	4.77	1,000,000	1,000,000	—
October 11, 2024	0.09	4.78	650,000	650,000	—
December 4, 2024	0.09	4.93	250,000	250,000	—
		3.27	10,374,000	1,900,000	8,474,000
Subsequent to December 31, 2019, 1,000,000 options were exercised for gross proceeds of $90,000. At December 31, 2019 this amount was recorded as subscriptions received in advance.
Warrants
The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $
Balance, December 31, 2017	8,748,114	0.12

Issued	14,820,033	0.23
Exercised	(9,546,319)	0.15
Expired	(143,911)	0.17
Balance, December 31, 2018	13,877,917	0.20

Issued	2,084,476	0.15
Exercised	(2,958,600)	0.11
Expired	(891,480)	0.08
Balance, December 31, 2019	12,112,313	0.23
As of December 31, 2019, the following share purchase warrants were outstanding and exercisable:
Expiry Date	Number Outstanding	Exercise Price $
January 12, 2020	8,555,870	0.20
October 17, 2020	1,471,967	0.50
November 22, 2021	2,084,476	0.15
	12,112,313	0.23
Subsequent to December 31, 2019 494,722 warrants expired unexercised.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
9. RELATED PARTY TRANSACTIONS
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:
	December 31, 2019 $	December 31, 2018 $	December 31, 2017 $
Consulting fees	322,656	98,225	172,987
Management fees	163,800	72,000	17,500
Director fees	—	—	10,000
Software development	66,465	—	—
Share-based compensation	—	276,211	235,055
	552,921	446,436	435,542
Included in accounts payable as at December 31, 2019, is $64,047 (December 31, 2018 - $43,442, and December 31, 2017 - $135) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.
10. INCOME TAXES
The income tax provision differs from expected amounts calculated by applying Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:
	December 31, 2019 $	December 31, 2018 $	December 31, 2017 $
Net loss for the year	(4,610,512)	(3,664,376)	(1,438,438)
Statutory income tax rate	27%	27%	26%
Expected income tax recovery	(1,244,838)	(989,382)	(373,991)
Permanent differences	205,553	418,172	122,797
Adjustments to prior year versus statutory tax return	—	(69,594)	(23,040)
Change in unrecognized deferred assets	1,039,285	640,804	274,234
Income tax recovery	—	—	—
Temporary differences that give rise to the following deferred tax assets and liabilities are:
	December 31, 2019 $	December 31, 2018 $	December 31, 2017 $
Deferred tax assets
Non-capital tax loss carry forwards	2,260,154	1,203,851	681,783
Other	109,482	123,003	13,699
Share issuance costs	43,527	47,024	37,592
	2,413,163	1,373,878	733,074
Valuation allowance	(2,413,163)	(1,373,878)	(733,074)
	—	—	—
As at December 31, 2019, the Company has approximately $8,433,000 of non-capital losses in Canada that may be used to offset future taxable income, expiring between 2026 and 2039.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
11. FINANCIAL INSTRUMENTS
Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.
The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.
There have been no changes in any risk management policies during the year ended December 31, 2019.
Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.
The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.
The type of risk exposure and the way in which such exposure is managed is provided as follows:
Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $728,966 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.
Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.
Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2019.
12. LEASE OBLIGATIONS (Restated)
During the year ended December 31, 2017 the Company entered into multiple 36-month vehicle lease agreements, the Company present valued the lease payment using its incremental borrowing rate ranging from 9.48% to 9.72%. The Company recorded lease liabilities of $412,525. During the year ended December 31, 2018 the Company entered into additional vehicle lease agreements ranging from 24-36 months in term. The Company present valued the lease payments using incremental borrowing rates ranging from 6.88% to 9.75% and recorded initial lease obligations of $349,286.
The Company’s future minimum lease payments under the lease obligations as at December 31, 2019 and 2018 are as follows:
	December 31, 2019 $	December 31, 2018 $
Less than 1 year	204,323	336,520
1-5 years	6,013	210,336
5 + years	—	—
Total minimum lease payments	210,336	546,856
Less: Imputed Interest	(7,538)	(37,496)
Total lease obligations	202,798	509,360
Current portion of lease obligations	(196,957)	(306,562)
Non-current portion of lease obligations	5,841	202,798
13. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended December 31, 2019 the Company issued 614,447 shares valued at $168,856 to settle accounts payable of $168,000 and issued 1,590,000 shares, valued at $364,600, for consulting services.
During the year ended December 31, 2019 the Company had $8,374 (2018 - $nil) in interest relating to loans receivable (note 4).
14. SUBSEQUENT EVENTS
On January 9, 2020 the Company granted 362,222 stock options to a consultant of the Company. The options have an exercise price of $0.14 and expire on January 9, 2021.
On January 14, 2020 the Company issued 600,000 common shares in lieu of fees for consulting services.

ParcelPal Technology Inc.
Amended and Restated Notes to the Financial Statements
For the Years Ended December 31, 2019, 2018, and 2017
(Expressed in Canadian Dollars)
On January 30, 2020 the Company granted 250,000 to an employee of the Company, the options have an exercise price of $0.14 and expire on January 30, 2023. The options vest on January 30, 2021.
On January 30, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital.
On February 11, 2020 the Company issued 416,667 commons shares to settle debt of $50,000.
On February 21, 2020 1,000,000 stock options were exercised for proceeds of $90,000, which were recorded as subscriptions received in advance at December 31, 2019.
On March 23, 2020 the Company issued 205,556 common shares in lieu of fees to a consultant of the Company.
On April 14, 2020 the Company completed a non-brokered private placement pursuant to which it issued an unsecured convertible note with a face value of up to US$367,500 (the “Note”). The terms of the Note are as follows:
1)
US$250,000 was advanced to the Company on closing and US$12,500 was retained by the Noteholder as an original issue discount for expenses related to the offering, and the issuance of 300,000 common shares as investment incentive shares;

2)
Up to US$100,000 upon request by the Company shall be advanced by the Noteholder in such amounts and at such date as the parties mutually agree, plus the prorated 5% original issue discount to the Company on such amounts, and up to an additional 300,000 investment incentive shares assuming the maximum investment of not less than U$100,000 to the Company;

3)
The Note bears interest at a one-time guaranteed rate of 10% on the principal sum of each funded tranche, and has a maturity date of seven and one-half months from the effective date of each tranche funding.

4)	The principal amount shall be convertible into common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share;
5)
If the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 65% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.

6)	In May 2020, the company funded the second tranche of US$100,000, and the additional incentive shares provided by the terms of the Note.
On May 6, 2020 the Company granted 2,875,000 stock options to directors, officers and consultants of the Company. The options have an exercise price of $0.09 per option and expire on May 6, 2025.
On June 9, 2020, the Company announced that, a private company controlled by a director of the Company, and the Company have mutually agreed to terminate the Business Advisor Services Agreement dated June 20, 2019. The Company has agreed to issue 1,200,000 common shares to corporation in settlement of all amounts due and owing under the agreement. The contract was terminated in or about June 8, 2020, and the shares issued in full at C$0.15 per share.
On June 29, 2020, the Company announced that it has completed a non-brokered private placement (the “Offering”) pursuant to which it issued an unsecured convertible note with a face value of US$210,000 to an arm's length investor

ParcelPal Technology Inc.
Condensed Interim Statements Financial Position
For the Three and Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)
	Notes	September 30, 2020 $	December 31, 2019 $ (Restated)
ASSETS
Current assets
Cash		19,271	295,593
Accounts receivable	3	393,273	745,002
Subscriptions receivable	6	14,225	72,875
Prepaid expenses		19,795	3,019
Loan receivable	4	5,266	1,874
		451,830	1,118,363
Right-of-use assets	5	274,742	210,257
Total assets		726,572	1,328,620
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	916,101	589,257
Convertible Note	10	948,388	—
Sales tax payable		231,165	102,597
Lease obligations - current	9	158,772	196,957
		2,254,426	888,811
Lease obligations	9	132,993	5,841
Total liabilities		2,387,419	894,652
SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	6	10,170,409	9,367,691
Subscriptions received in advance		10,240	100,240
Contributed surplus		3,030,794	3,020,617
Deficit		(14,872,290)	(12,054,580)
Total shareholders’ (deficit) equity		(1,660,847)	433,968
Total liabilities and shareholders’ equity		726,572	1,328,620
Nature of operations and going concern (Note 1)
Commitments (Note 9)
Subsequent events (Note 11)
Approved by the Board of Directors

“Rich Wheeless”	Director	“Brian Storseth”	Director
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Condensed Interim Statements of Loss and Comprehensive Loss
For the Three and Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)
		Three months ended September 30,		Nine Months Ended September 30,
	Notes	2020 $	2019 $ (Restated)	2020 $	2019 $ (Restated)
SALES	3	1,466,528	1,299,275	4,012,441	2,841,162
COST OF SALES		(1,427,432)	(965,816)	(3,910,809)	(2,520,245)
GROSS PROFIT		39,096	333,463	101,632	320,917
EXPENSES
Amortization	5	—	1,100	—	19,100
Consulting fees	7	39,295	114,761	446,372	567,798
Foreign exchange		(19,840)	(64)	(18,461)	7,897
Interest expense		27,242	6,712	43,940	24,870
Marketing and promotion		19,655	270,876	60,850	1,494,151
Management and director fees	7	223,542	82,800	277,542	202,800
Office and miscellaneous		369,831	261,626	942,269	731,197
Professional fees		159,976	23,634	231,192	77,630
Regulatory and filing fees		502	5,754	30,598	22,779
Salaries		265,624	124,436	687,624	295,334
Share-based compensation	6	34,827	152,895	192,514	796,884
Travel and accommodation		13,846	10,660	24,902	46,254
		(1,134,500)	(1,055,190)	(2,919,342)	(4,286,694)
Loss before other items		(1,095,404)	(721,727)	(2,817,710)	(3,965,777)
Other items:
Debt settlement		—	(5,442)	—	10,415
Interest income		—	(2,944)	—	(5,902)
		—	(8,386)	—	4,513
Loss and comprehensive loss for the period		(1,095,404)	(713,241)	(2,817,710)	(3,970,290)
Basic and diluted loss per share		(0.01)	(0.01)	(0.03)	(0.05)
Weighted average number of shares outstanding – basic and diluted		93,850,887	81,737,248	90,598,903	79,538,879
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Condensed Interim Statements of Changes in Shareholders’ Equity
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)
	Number of shares	Amount $	Contributed Surplus $	Subscriptions receivable $	Subscriptions received in advance $	Deficit (Restated) $	Total (Restated) $
Balance, December 31, 2018	76,434,953	7,693,401	2,462,746	(345,140)	—	(7,444,068)	2,366,939
Shares issued pursuant to:
Warrant exercises	2,854,200	337,447	(5,407)	—	—	—	332,040
Option exercises	925,000	408,813	(184,063)	—	—	—	224,750
Debt settlement	614,447	145,414	—	—	—	—	145,414
In lieu of consulting fees	1,590,000	364,600	—	—	—	—	364,600
Subscriptions received	—	—	—	219,726	—	—	219,726
Share-based compensation	—	—	796,884	—	—	—	796,884
Net and comprehensive loss for the period	—	—	—	—	—	(3,970,290)	(3,970,290)
Balance, September 30, 2019	82,418,600	8,949,675	3,070,160	(125,414)	—	(11,414,358)	480,063
Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	—	100,240	(12,054,580)	433,968
Shares issued pursuant to:
Option exercises	1,000,000	162,218	(72,218)	—	(90,000)	—	—
Convertible note	1,633,333	162,500	(110,119)	—	—	—	52,391
Debt settlement	416,667	50,000	—	—	—	—	50,000
In lieu of consulting fees	4,875,556	428,000	—	—	—	—	428,800
Share-based compensation	—	—	192,514	—	—	—	192,514
Net and comprehensive loss for the period	—	—	—	—	—	(2,817,710)	(2,817,710)
Balance, September 30, 2020	94,869,909	10,170,409	3,030,794	—	10,240	(14,872,290)	(1,660,847)
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Condensed Interim Statements of Cash Flows
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)
	2020 $	2019 $ (Restated)
Operating activities
Loss for the period	(2,817,710)	(3,970,290)
Add non-cash items:
Amortization	290,925	280,634
Share-based compensation	192,514	796,884
Accrued interest	18,489	(5,785)
Shares issued in lieu of consulting fees	428,000	364,600
Loss on debt settlement	—	10,415
Changes in non-cash working capital items
Sales tax payable	128,568	(87,283)
Prepaid expenses	(16,776)	(8,443)
Accounts receivable	351,729	(96,215)
Accounts payable and accrued liabilities	373,452	216,732
Net cash flows used in operating activities	(1,050,809)	(2,498,751)
Financing activities
Convertible note	982,280	—
Exercise of options	—	224,750
Exercise of warrants	—	332,040
Lease payments	(266,443)	(227,521)
Advances of loans receivable	—	(21,000)
Subscriptions received	58,650	219,726
Net cash flows provided by financing activities	774,487	527,995
Change in cash during the period	(276,322)	(1,970,756)
Cash – beginning of the period	295,593	2,079,986
Cash – end of the period	19,271	109,230
Supplemental cash flow information:
Income taxes paid	—	—
Interest paid	25,451	18,158
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN
ParcelPal Technology Inc. (“the Company”) is currently engaged in on-demand local delivery services and the continued development of its on-demand local delivery service application (“ParcelPal”). The Company was incorporated in Alberta on March 10, 1997. On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia. The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PTO”.
These condensed interim financial statements have been prepared under the assumption that the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Realization values may be substantially different from the carrying values as shown, and these condensed interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.
The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.
On January 30, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital.
2. BASIS OF PRESENTATION (Restatement)
These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by IASB.
The Company uses the same accounting policies and methods of computation as in financial statements for the year ended December 31, 2019. These condensed interim financial statements were approved by the board of directors for use on November 30, 2020.
Restatement of previously reported financial statements
The Company has determined that its initial application of IFRS 16 Leases was incorrect and resulted in a material misstatement. The Company previously discounted lease payments using the interest rate implicit in the lease to determine the lease liabilities and right-of-use assets. In determining the present value of the lease payments the Company also included non-refundable sales tax as part of the lease payments and residual value guarantees. The Company has determined this was not the appropriate method to determine the present value of the lease payments and has therefore revalued its lease liabilities and right-of-use assets using the Company’s discount rate at the time of the lease and has excluded sales tax from the present value calculation and residual value guarantees based on an expected value of the right-of-use assets. The Company has used an incremental borrowing rate with a range of 6.88% to 9.75% and an average rate of 8.29% to calculate the present value of the lease payments. The change in measurement has resulted in changes to the right-of-use asset balances at initial measurement, the lease liability balances at initial measurement and depreciation and interest amounts over the fiscal periods being restated.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

In addition to the re-measurement of the lease liabilities and right-of-use assets the Company determined that the amortization expense related to the vehicle leases should be included as cost of sales and not as an operating expense.
The following table summarizes the effect of the adjustment described above on the Company’s statement of financial position:
As at December 31, 2019
	Previously reported $	Adjustment $	Restated $
Right-of-use asset	182,730	27,527	210,257
Total assets	1,301,093	27,527	1,328,620

Lease obligations - current	207,520	(10,563)	196,957
Lease obligations	11,581	(5,740)	5,841
Total liabilities	910,955	(16,303)	894,652

Deficit	(12,098,410)	43,830	(12,054,580)
Total shareholders’ equity	390,138	43,830	433,968
The following table summarizes the effect of the adjustment described above on the Company’s statement of loss and comprehensive loss:
For the nine months ended September 30, 2019
	Previously reported $	Adjustment $	Restated $
Cost of Sales	(2,258,711)	(261,534)	(2,520,245)
Gross margin	582,451	(261,534)	320,917

Amortization	368,779	(349,679)	19,100
Interest	95,368	(70,498)	24,870
Office and miscellaneous	713,067	18,130	731,197
Operating expense	4,688,741	(402,047)	4,286,694

Net loss	(4,110,803)	140,513	(3,970,290)
For the three months ended September 30, 2019
	Previously reported $	Adjustment $	Restated $
Cost of Sales	(877,676)	(88,136)	(965,812)
Gross margin	421,599	(88,136)	333,463

Amortization	118,940	(117,840)	1,100
Interest	29,936	(23,224)	6,712
Office and miscellaneous	255,273	6,353	261,626
Operating expenses	1,189,901	(134,711)	1,055,190

Net Loss	(759,916)	46,575	(713,341)

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

The following table summarizes the effect of the adjustment described above on the Company’s statement of cash flows:
For the nine months ended September 30, 2019
	Previously reported $	Adjustment $	Restated $
Loss for the period	(4,110,803)	140,513	(3,970,290)
Amortization	368,779	(88,145)	280,634
Net cash flows used in operating activities	(2,551,119)	52,368	(2,498,751)

Payment of lease obligation	(175,153)	12,574	(227,521)
Net cash flows provided by financing activities	580,363	12,574	527,995
3. ACCOUNTS RECEIVABLE
	September 30, 2020 $	December 31, 2019 $
Accounts receivable	393,273	745,002
As at September 30, 2020 all of the Company’s accounts receivable are current, and accordingly no provision for doubtful accounts, was made.
One customer accounted for 91% of accounts receivable at September 30, 2020 (2019 – 97% of accounts receivable) and 96% (2019 – 100%) of total revenues during the three months ended September 30, 2020.
4. LOAN RECEIVABLE (Restated)
On July 29, 2018 the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $60,000 to the vendor. On March 20, 2019, the Company advanced an additional $21,000 to the vendor. The loan is unsecured, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2019 $89,374 of the loan was repaid and as at September 30, 2020 $5,266 remains outstanding.
5. RIGHT-OF-USE ASSETS
Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at September 30, 2020 and December 31, 2019 are as follows:
Vehicles $
Cost
Balance, December 31, 2018 and 2019	894,046
Additions	358,423
Disposal	(3,013)
Balance, September 30, 2020	1,249,456

Accumulated amortization
Balance, December 31, 2018	334,121
Amortization	349,668
Balance, December 31, 2019	683,789
Amortization	290,925
Balance, September 30, 2020	974,714

Net Book Value
Balance, December 31, 2019	210,257
Balance, September 30, 2020	274,742

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

During the nine months ended September 30, 2020 the Company included $290,925 (2019 - $261,534) of amortization in cost of sales. During the nine months ended September 30, 2020 the Company transferred a vehicle lease to a former employee and wrote off the lease obligation and right-of-use asset.
6. SHARE CAPITAL
Common Shares
Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.
Issued:
During the period ended September 30, 2020:
a.	On January 14, 2020 the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $20,000
b.	On February 11, 2020 the Company issued 416,667 commons shares to settle debt of $50,000. The shares were fair valued at $50,000 and no gain or loss on debt settlement was recorded.
c.	On March 23, 2020 the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at $18,500.
d.	On May 29, 2020, the Company issued 600,000 shares to a vendor as consideration for a note issued by the Company, the shares were fair valued at $60,000
e.	On June 9, 2020, the Company issued 270,000 in lieu of fees, the shares were fair valued at $27,000
f.	On June 11, 2020, the Company issued 1,200,000 common shares to settle and terminate a business advisory agreement, the shares were fair valued at $120,000
g.	On June 24, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $60,000.
h.	On June 29, 2020, the Company issued 300,000 shares to a vendor as consideration for a note issued by the Company, the shares were fair valued at $30,000
i.	By June 30, 2020, the Company received $58,650 of subscription receivable.
j.	On July 3, 2020, the Company issued 1,000,000 common shares fair valued at $95,000 for management fees.
k.	On July 15, 2020, the Company issued 500,000 common shares fair valued at $47,500 for management fees.
l.	On August 27, 2020 the Company issued 583,333 common shares to settle $35,000 USD of convertible debt
m.	On September 15, 2020 the Company issued 500,000 common shares fair valued at $40,000 for management fees
n.	On September 29, 2020, the Company issued 150,000 incentive shares valued at $11,250 pursuant to the issuance of an additional convertible note.
Stock Options
The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.
The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $
Balance, December 31, 2018	10,829,000	0.24
Granted	3,400,000	0.15
Exercised	(1,275,000)	0.20
Expired	(655,000)	0.24
Forfeited	(1,925,000)	0.24
Balance, December 31, 2019	10,374,000	0.22
Granted	3,987,222	0.10
Exercised	(1,000,000)	0.09
Expired	(200,000)	0.17
Forfeited	(5,661,222)	0.20
Balance, September 30, 2020	7,700,000	0.17
Unvested	(250,000)	0.14
Exercisable at September 30, 2020	7,450,000	0.17
Pursuant to the exercise of stock options the Company reallocated $72,218 (2019 - $184,063) of contributed surplus to share capital.
On May 6, 2020 the Company granted 2,875,000 options to officers, directors and consultants of the Company. The options had an exercise price of $0.09, vested immediately and expire on May 6, 2025. The Company fair valued the options using the Black-Scholes option pricing model at $115,000.
On June 1, 2020 the Company granted 250,000 options to an employee of the Company, the options have an exercise price of $0.14 and expire on January 30, 2023. The options vested immediately and were fair valued at $14,251.
On July 22, 2020 the Company granted 500,000 options to consultants of the Company, the options have an exercise price of $0.09 and expire on July 22, 2025. The options vested immediately and were fair valued at $34,827 using the Black-Scholes option pricing model.
During the nine months ended September 30, 2020, the Company recorded share-based payments expense of $192,514 (2019 - $796,884) pursuant to the vesting of previously granted options and the granting of the above mentioned options. The Company fair values options using the Black-Scholes option pricing model using the following assumptions:
	September 30, 2020	December 31 2019
Weighted average fair value of options granted	$0.03	$0.04
Risk-free interest rate	1.51%-1.67%	1.15%-1.8%
Estimated life	1 – 5 years	5.00 years
Expected volatility	65-119%	112%-122%
Expected dividend yield	0.00%	0.00%

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

As at September 30, 2020 the following options were outstanding and exercisable:
Expiry Date	Exercise price $	Remaining life (years)	Options outstanding	Unvested	Vested
November 17, 2022	0.16	2.13	150,000	—	150,000
November 28, 2022	0.18	2.16	550,000	—	550,000
January 21, 2023	0.32	2.31	450,000	—	450,000
January 31, 2023	0.14	2.34	250,000	250,000	—
May 1, 2023	0.24	2.58	500,000	—	500,000
June 28, 2023	0.20	2.74	25,000	—	25,000
August 15, 2023	0.21	2.87	400,000	—	400,000
August 31, 2023	0.27	2.92	450,000	—	450,000
November 22, 2023	0.26	3.15	150,000	—	150,000
December 13, 2023	0.25	3.20	750,000	—	750,000
May 2, 2024	0.27	3.59	150,000	—	150,000
May 17, 2024	0.245	3.66	200,000	—	200,000
June 17, 2024	0.245	3.72	300,000	—	300,000
May 6, 2025	0.09	4.30	2,875,000	—	2,875,000
July 22, 2025	0.09	4.81	500,000	—	500,000
		3.66	7,700,000	250,000	7,450,000
Warrants
The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $
Balance, December 31, 2018	13,877,917	0.20

Issued	2,084,476	0.15
Exercised	(2,958,600)	0.11
Expired	(891,480)	0.08
Balance, December 31, 2019	12,112,313	0.23

Expired	(8,349,350)	0.20
Balance, September 30, 2020	3,762,963	0.29
As of September 30, 2020, the following share purchase warrants were outstanding and exercisable:
Expiry Date	Number Outstanding	Exercise Price $
October 17, 2020	1,471,967	0.50
December 1, 2020	206,520	0.20
November 22, 2021	2,084,476	0.15
	3,762,963	0.29

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:
	Three months ended September 30,		Nine months ended September 30,
	2020 $	2019 $	2020 $	2019 $
Consulting fees	—	48,881	67,840	183,559
Management fees	223,542	82,000	277,542	202,800
Software development	—	—	28,272	—
Share-based compensation	—	—	96,000	—
	223,542	131,681	469,654	386,359
Included in accounts payable as at September 30, 2020 is $80,610 (December 31, 2019 - $64,047) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.
8. FINANCIAL INSTRUMENTS (Restated)
Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.
The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.
There have been no changes in any risk management policies during the period ended September 30, 2020.
Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.
The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

The type of risk exposure and the way in which such exposure is managed is provided as follows:
Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $383,510 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.
Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.
Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.
Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2020.
9. LEASE OBLIGATIONS
During the year ended December 31, 2017 the Company entered into multiple 36-month vehicle lease agreements, the Company present valued the lease payment using its incremental borrowing rate ranging from 9.48% to 9.72%. The Company recorded lease liabilities of $412,525. During the year ended December 31, 2018 the Company entered into additional vehicle lease agreements ranging from 24-36 months in term. The Company present valued the lease payments using incremental borrowing rates ranging from 6.88% to 9.75% and recorded initial lease obligations of $349,286. During the nine months ended September 30, 2020 the Company entered into additional vehicle lease agreements ranging in term from 12-48 months in term. The Company present valued the lease payments using its incremental borrowing rate of 1.31% and recorded a lease obligation of $353,687.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

The Company’s future minimum lease payments under the lease obligations as at September 30, 2020 and December 31 2019 are as follows:
	September 30, 2020 $	December 31, 2019 $
Less than 1 year	178,196	204,323
1-5 years	151,092	6,013
5 + years	—	—
Total minimum lease payments	329,288	210,336
Less: Imputed Interest	(37,523)	(7,538)
Total lease obligations	291,765	202,798
Current portion of lease obligations	(158,772)	(196,957)
Non-current portion of lease obligations	132,993	5,841
10. CONVERTIBLE PROMISSORY NOTE
On April 14, 2020 the Company issued a convertible note for US$367,500, the Company received US$350,000 as there was $17,500 in original issue discounts. The Company also issued 600,000 incentive common shares fair valued at $60,000. The note expires on December 1, 2020 and accrues interest at 10% per annum.
On June 29, 2020 the Company issued a second convertible note for US$210,000, the Company received US$200,000 as there was a US$10,000 original issue discount. The Company also issued 300,000 incentive common shares fair valued at $30,000. The Note expires on January 15, 2021 and accrues interest at 5% per annum.
On September 29, 2020 the Company issued a third convertible note with a face value of US$525,000 (“September Note”) and there was a US$25,000 original issue discount. Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 incentive common shares fair valued at $11,250. The note accrues interest at 5% per annum and expires on March 29, 2021.
During the nine months ended September 30, 2020 the Company recorded $18,489 of interest expense.

EXHIBIT INDEX
Exhibit Number	Description of Exhibit
1.1*	Articles of ParcelPal Technology Inc.

2.1*	Form of Warrant.

4.1*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated June 29, 2020.

4.2*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated April 14, 2020.

4.3✓*	Platform Agreement between ParcelPal Technology Inc. and Lineten Technologies Inc, dated February 14, 2020.

4.4✓*	Transportation Agreement between ParcelPal Technology Inc. and Amazon Canada Fulfillment Services, Inc., dated September 24, 2017.

4.5*	ParcelPal Technology Inc. Stock Option Plan.

4.6*	Consulting Agreement for Chief Executive Officer of ParcelPal Technology Inc., dated March 27, 2020.

4.7✓*	Transportation Services Agreement between ParcelPal Technology Inc. and Goodfood Market Inc., dated May 26, 2020.

4.8#	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated September 29, 2020

15.1#	Consent of Independent Registered Public Accounting Firm.
✓
Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and would be competitively harmful if publicly disclosed.

#	Filed herewith
*	Filed as an Exhibit to our Form 20-F filed with the SEC on August 4, 2020, and incorporated herein by reference.

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.
PARCELPAL TECHNOLOGY INC.

/s/ Rich Wheeless

Rich Wheeless Chief Executive Officer, Chief Financial Officer, Director

Date: December 7, 2020